SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Target Corporation 401(k) Plan

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Target Corporation 401(k) Plan

Audited Financial Statements and Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants
Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

June 16, 2008

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2007	2006
Assets
Investments (at fair value)	$4,707,724	$4,859,089
Wrapper contracts (at fair value)	480	464

Receivables:
Participant contributions	7,848	4,826
Employer contribution	8,005	3,120
Interest	323	2,858
Total receivables	16,176	10,804
Total assets	4,724,380	4,870,357

Liabilities
Expenses payable	1,904	2,574
Total liabilities	1,904	2,574

Net assets reflecting all investments at fair value	4,722,476	4,867,783
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,745)	752
Net assets available for benefits	$4,716,731	$4,868,535

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2007	2006
Additions to net assets attributed to:
Participant contributions	$277,935	$216,676
Employer contributions	175,490	135,339
Investment income:
Interest and dividends	61,436	56,507
Net realized and unrealized (depreciation) appreciation in fair value of investments	(149,196)	277,941
Total additions	365,665	686,463

Deductions from net assets attributed to:
Benefits paid to participants	505,222	488,042
Trustee fees	994	1,206
Administration fees	11,253	12,411
Total deductions	517,469	501,659
Net (decrease) increase	(151,804)	184,804

Net assets available for benefits:
Beginning of year	4,868,535	4,683,731
End of year	$4,716,731	$4,868,535

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

Employees of Target Corporation (the Company) who meet certain eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan). Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits.

Before January 1, 2007, participants vested in the Company’s matching deposits over time, beginning with the day they became eligible to participate in the Plan, in accordance with the following schedule:

Years	Vested Percentage

Upon Eligibility	20%
1	40
2	70
3	100

Beginning January 1, 2007, participants immediately became vested in the Company’s matching deposits both historically and prospectively.

Participant contributions are fully vested at all times. Prior to January 1, 2007, participants who left the Plan forfeited unvested company contributions, which were then used to reduce future company contributions. Total forfeitures for the year ended December 31, 2006, were $4,763,000. In 2007, the trust received the final forfeiture amount of $407,000 from the prior year, which reduced employer contributions for the year. Consistent with the new vesting guidelines, there were no forfeitures for the year ended December 31, 2007.

Participants are allowed to make contributions to the Plan, in any combination of before-tax and/or after-tax contributions, except for highly compensated participants. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (IRS) ($15,500 starting January 1, 2007, plus a $5,000 catch-up for participants age 50 and older).

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution, and other third-party administrative expenses.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to certain restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Repayment of loans, including interest, is allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2.   Accounting Policies

Accounting Method

All investments are carried at fair market value except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. Common stock is valued at the quoted market price on the last business day of the plan year. Collective investment fund values are based on the fair value of the underlying securities (as determined by quoted market prices) as of the last business day of the plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in two synthetic investment contracts (synthetic GICs). As required by the FSP, the statement of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted market values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs provided by the insurance companies is the replacement cost, and it is based on the wrap contract fees. The contract value of the fully-benefit responsive investment contracts represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Recent Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value under U.S. generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15,

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2.   Accounting Policies (continued)

2007. The Company adopted SFAS 157 as of February 3, 2008, subsequent to the Plan’s financial statement date. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.

3.   Investments

At December 31, 2007, the Plan allows participants to allocate their investments among 13 investment funds. Participants may change their investment elections for existing account balances for past and future contributions on a daily basis.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated or depreciated in fair value as follows:

Net Appreciation (Depreciation) in Fair Value During Year
(In Thousands)
Year ended December 31, 2007:
Collective investment funds	$107,351
Target Corporation common stock	(256,547)
$(149,196)

Year ended December 31, 2006:
Collective investment funds	$175,473
Target Corporation common stock	102,468
$277,941

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3.   Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
	(In Thousands)

Target Corporation common stock*	$2,201,451	$2,794,425

State Street Bank & Trust Co. S&P 500 Flagship Fund Class A*	354,503	282,403

Russell 3000 Index Lending	257,302	213,015

AIG Financial Products Group Annuity Contract No. 130221	300,440	290,459

Pacific Mutual Life Insurance Co. Group Annuity Contract No. 26255	300,440	290,459

*Indicates issuer is a party in interest to the Plan.

4.   The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic GICs with two separate insurance companies as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are invested in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund has entered into two wrap contracts with insurance companies under which the insurance companies provide guarantees with respect to the availability of funds to make distributions from this investment option. These insurance contracts are carried at contract value in the participants’ accounts.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. The Stable Value Fund (continued)

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly. The primary variables impacting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contracts by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund at December 31, 2007 and 2006, are as follows:

Average yields for synthetic GICs	2007	2006

Based on actual earnings	5.21%	5.42%
Based on interest rate credited to participants	5.09	4.62

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

The Company matches 100% of participants’ contributions up to 5% of each participant’s gross cash compensation. The Company’s contributions to the Plan are initially invested in the Target Corporation Common Stock Fund. As of January 1, 2007, all actively employed participants became fully vested in their employer match contributions. As a result, participants can immediately diversify the investment of employer match funds to other plan investment options. Prior to January 1, 2007, some of the investments of the Company’s stock could not be directed to other investment options because full vesting had not yet been achieved. At December 31, 2006, approximately $69 million in investments of the Company’s stock were deemed to be nonparticipant-directed investments. For the year ended December 31, 2006, employer contributions of nonparticipant-directed funds were $38 million. As of December 31, 2007, there were no nonparticipant-directed investments.

6. Transactions With Parties in Interest

During the plan year 2007 and 2006, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2007	2006
	(In Thousands)

Number of common shares purchased	7,254	2,444
Cost of common shares purchased	$433,359	$128,615

Number of common shares sold	11,935	6,432
Market value of common shares sold	$753,077	$349,323
Cost of common shares sold	$323,235	$160,034

Number of common shares distributed to plan participants	272	483
Market value of common shares distributed to plan participants	$16,709	$25,608
Cost of common shares distributed to plan participants	$7,367	$11,977

Dividends received (net of pass-through dividends)	$22,912	$21,650

During 2007 and 2006, the Plan received match-related dividends of $15,879,000 and $14,153,000, respectively, on the Company’s common stock.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Net assets available for benefits per the financial statements	$4,716,731	$4,868,535
Amounts allocated to withdrawing participants	(1,712)	(2,105)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,745	–
Participant contribution receivable	(7,847)	–
Employer contribution receivable	(5,771)	–
Net assets available for benefits per the Form 5500	$4,707,146	$4,866,430

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Benefits paid to participants per the financial statements	$505,222	$488,042
Amounts allocated to withdrawing participants at December 31, 2006	(2,105)	(2,267)
Amounts allocated to withdrawing participants at December 31, 2007	1,712	2,105
Benefits paid to participants per the Form 5500	$504,829	$487,880

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Participant contributions available for benefits per the financial statements	$7,848	$4,826
Participant contribution receivable	(7,847)	–
Participant contributions available for benefits per the Form 5500	$1	$4,826

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Employer contributions available for benefits per the financial statements	$8,005	$3,120
Employer contribution receivable	(5,771)	–
Employer contributions available for benefits per the Form 5500	$2,234	$3,120

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Additions to net assets attributed to participant contributions per the financial statements	$277,935	$216,676
Participant contribution receivable	(7,847)	–
Additions to net assets attributed to participant contributions per the Form 5500	$270,088	$216,676

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Additions to net assets attributed to employer contributions per the financial statements	$175,490	$135,339
Employer contribution receivable	(5,771)	–
Additions to net assets attributed to employer contributions per the Form 5500	$169,719	$135,339

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of total additions to net assets per the financial statements to total income per the Form 5500:

	December 31
	2007	2006
	(In Thousands)

Total additions to net assets per the financial statements	$365,665	$686,463
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,745	–
Participant contribution receivable	(7,847)	–
Employer contribution receivable	(5,771)	–
Total income per the Form 5500	$357,792	$686,463

9. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Schedules

 Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

CASH EQUIVALENTS

33,701,650	*State Street Bank & Trust Co.		$33,701,650	$33,701,650	$–	$–	$–

COMINGLED INVESTMENT FUNDS

227,641	Barclays Global Investors
	US Real Estate Index Fund		50,040,056	46,766,666	–	–	–

11,667,337	Barclays Global Investors
	BGI S&P 500 Growth		131,508,916	154,958,876	–	–	–

9,845,963	*State Street Bank & Trust Co.
	Bond Market Index Fund		176,552,330	199,961,658	–	–	–

2,657,185	*State Street Bank & Trust Co.
	Daily EAFE		51,661,220	52,766,389	–	–	–

20,385,233	*State Street Bank & Trust Co.
	Russell 3000 Fund		213,178,588	257,302,409	–	–	–

 Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

COMINGLED INVESTMENT FUNDS (continued)

1,731,389	Galliard Capital Management
	Managed Synthetic Fund		$20,000,000	$30,660,458	$–	$–	$–

1,625,903	Galliard Capital Management
	Stable Return Fund		73,424,913	69,692,718	–	–	–

7,072,422	*State Street Bank & Trust Co.
	Daily Emerging Markets Index Fund		167,092,656	204,873,908	–	–	–

4,046,310	*State Street Bank & Trust Co.
	Treasury Inflation Protected		67,566,712	72,655,548	–	–	–

1,249,524	*State Street Bank & Trust Co.
	Flagship FD Series A		254,151,149	354,502,586	–	–	–

9,120,197	*State Street Bank & Trust Co.
	EAFE Series T		176,298,507	215,519,369	–	–	–

5,212,490	*State Street Bank & Trust Co.
	Russell 2000 Fund		100,957,285	131,511,131	–	–	–
	TOTAL COMINGLED INVESTMENT FUNDS		1,482,432,332	1,791,171,716	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

	American International Life Group (AIG) Financial Products Group Annuity Contract No. 130221, 5.05%	Aa2/AA	$–	$–	$240,160	$(2,843,863)	$297,596,197
	Pacific Mutual Life Insurance Co. Group Annuity Contract No. 26255, 5.05%	Aa3/AA	–	–	240,160	(2,901,776)	297,538,284

10,392,945	*State Street Bank & Trust Co		10,392,945	10,392,945	–	–	–
39,852	IMC Home Equity Ln Tr		41,141	39,738	–	–	–
939,641	Cit Mtg Ln Tr		939,641	928,412	–	–	–
260,000	Cit Mtg Ln Tr		260,000	250,653	–	–	–
460,000	Cit Mtg Ln Tr		460,000	454,503	–	–	–
254,676	CWABS Inc		254,974	249,475	–	–	–
964,224	HSBC Home Equity Ln Tr		964,224	929,271	–	–	–
652,343	Impac Cmb Tr		652,343	622,830	–	–	–
900,499	Lehman XS Tr		900,499	845,557	–	–	–
234,888	Morgan Stanley Abs Cap I Inc T		235,255	214,592	–	–	–
383,753	Revolving Home Equity Ln Tr		383,753	368,963	–	–	–
5,000,000	SLM Student Ln Tr		4,998,647	4,958,000	–	–	–
465,098	Structured Asset Sec Corp		469,676	458,811	–	–	–
1,006,317	Structured Asset Secs Corp		1,005,688	942,636	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,609,531	Wamu Mtg Pass Through Ctfs		$14,415	$5,974	$–	$–	$–
889,923	Wells Fargo Mtg Bkd Secs		893,072	881,338	–	–	–
2,405,913	Wells Fargo Mtg		2,389,749	2,379,222	–	–	–
1,500,000	GMAC Coml Mtg Sec Inc		1,572,188	1,561,829	–	–	–
524,630	Mortgage Cap Fdg Inc		542,705	524,312	–	–	–
11,150	Federal Home Ln Mtg Pc Gtd		9,854	11,147	–	–	–
328,178	Federal Home Ln Mtg Pc Gtd		301,178	328,726	–	–	–
91,175	First Horizon		89,219	89,681	–	–	–
173,940	Adjustable Rate Mortgage Trust		170,787	171,586	–	–	–
2,000,000	Banc Amer Coml Mtg Inc		1,972,188	1,951,314	–	–	–
223,207	Bear Stearns Adjustable Rate		219,231	219,758	–	–	–
562,742	Bear Stearns ARM Tr		552,367	555,579	–	–	–
1,915,605	Bear Stearns Alt A Tr		1,919,945	1,900,892	–	–	–
674,765	Cwalt Inc		674,737	632,487	–	–	–
474,600	Cwalt Inc		475,193	462,734	–	–	–
443,375	Cwalt Inc		443,375	432,045	–	–	–
870,041	Cwalt Inc		870,041	842,948	–	–	–
632,717	Cwalt Inc		632,717	613,028	–	–	–
696,758	Cwalt Inc		696,747	672,898	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

615,923	Cwalt Alt Ln Tr		$615,923	$582,859	$–	$–	$–
297,460	CWMBS Inc		292,701	292,858	–	–	–
204,034	CWMBS Inc		199,363	200,365	–	–	–
832,872	CWMBS Inc		815,564	818,548	–	–	–
145,619	Credit Suisse First Boston Mtg		148,918	144,806	–	–	–
33,047	Credit Suisse First Boston Mtg		1,632	730	–	–	–
64,312	Credit Suisse First Boston Mtg		4,341	708	–	–	–
62,242	Credit Suisse First Boston Mtg		4,746	2,135	–	–	–
644,571	Credit Suisse First Boston		90,441	80,572	–	–	–
1,000,000	Credit Suisse Coml Mtg Tr		1,005,000	987,619	–	–	–
831,902	Dsla Mtg Ln Tr		831,902	810,348	–	–	–
902,134	GMACM Mtg Ln Tr		881,475	886,368	–	–	–
2,000,000	Ge Coml Mtg Corp		2,007,422	1,991,488	–	–	–
53,653	Government Natl Mtg Assn		61,228	63,112	–	–	–
64,063	Government Natl Mtg Assn		74,011	78,638	–	–	–
80,393	Government Natl Mtg Assn		91,552	94,545	–	–	–
15,991	Government Natl Mtg		17,689	18,714	–	–	–
739,115	Harborview Mtg Ln Tr		711,398	725,434	–	–	–
1,233,808	Harborview Mtg Ln Tr		1,233,808	1,170,209	–	–	–
831,323	IMPAC Secd Assets Corp		831,323	770,595	–	–	–
548,955	Indymac MBS Inc		538,212	544,681	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

683,758	Indymac MBS Inc		$648,288	$670,662	$–	$–	$–
664,442	JP Morgan Mtg Tr		651,361	656,391	–	–	–
2,000,000	J P Morgan Chase Coml Mtg		1,990,859	1,995,705	–	–	–
929,860	J P Morgan Mtg Tr		912,134	909,989	–	–	–
877,557	JP Morgan Mtg Tr		868,747	863,291	–	–	–
1,111,381	Lehman Xs Tr		1,111,381	1,030,116	–	–	–
1,268,665	Lehman Xs Tr		1,268,665	1,179,929	–	–	–
698,428	Luminent Mtg Tr		687,297	659,360	–	–	–
835,764	Mastr Adj Rate Mtg Tr		835,372	813,300	–	–	–
1,671,527	Mastr Adj Rate Mtgs Tr		1,664,345	1,670,357	–	–	–
139,247	Mastr Adj Rate Mtgs Tr		140,988	136,949	–	–	–
793,296	Residential Fdg Mtg Secs I Inc		765,530	780,170	–	–	–
592,287	Residentail Accredit Lns Inc		585,994	565,602	–	–	–
105,669	Structured Adj Rate Mtg Ln Tr		104,282	104,579	–	–	–
467,581	Structured Adj Rate Mtg Ln Tr		462,229	463,689	–	–	–
273,741	Structured Asset Secs Corp		267,689	268,784	–	–	–
858,167	Structured Asset Mtg Invts II		858,167	858,163	–	–	–
606,013	Structured Asset Mtg Invts II		606,013	572,867	–	–	–
1,499,824	Structured Asset Mtg Invts		1,499,356	1,431,579	–	–	–
2,000,000	Structured Asset Mtg Invys II		1,995,000	1,948,501	–	–	–
341,793	Wamu Mtg Pass Through Ctfs		333,596	334,895	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,000,000	Wamu Mtg Pass Through Ctfs		$979,961	$978,812	$–	$–	$–
658,118	Wamu Mtg		658,118	629,453	–	–	–
606,757	Wamu Mtg		9,670	1,797	–	–	–
744,697	Wamu Mtg Pass Through Ctfs		744,697	721,209	–	–	–
2,000,000	Wachovia Bk Coml Mtg Tr		1,986,094	1,956,126	–	–	–
792,632	Wamu Mtg		792,632	747,834	–	–	–
863,759	Wamu		863,759	792,955	–	–	–
1,757,983	Washington Mut Mtg Pass Thru C		1,757,983	1,696,597	–	–	–
1,515,201	Wells Fargo Mtg Backed Secs		1,418,606	1,439,182	–	–	–
1,874,838	Wells Fargo Alternative Ln		1,893,891	1,893,890	–	–	–
450,000	Midamerican Energy Hldgs Co N		454,005	444,485	–	–	–
1,150,000	Anz Cap Tr I		1,150,000	1,131,566	–	–	–
225,000	Aspen Ins Hldgs Ltd		212,963	219,213	–	–	–
350,000	Bear Stearns Cos Inc		348,978	339,303	–	–	–
550,000	Capital One Finl Corp		549,736	538,205	–	–	–
400,000	Chase Manhattan Corp New		423,932	428,687	–	–	–
600,000	Citigroup Inc		611,988	614,835	–	–	–
1,200,000	Credit Suisse First Boston USA		1,190,045	1,188,605	–	–	–
950,000	Credit Suisse First Boston USA		882,037	919,988	–	–	–
1,200,000	Fleet Boston Corp		1,336,142	1,257,699	–	–	–
350,000	Hartford Finl Svcs Group Inc		348,719	352,904	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

325,000	Huntington Natl Bk Columbus OH		$313,719	$323,095	$–	$–	$–
550,000	Istar Finl Inc		549,758	488,395	–	–	–
175,000	JPMargan Chase + Co Formerly		174,675	178,042	–	–	–
475,000	Lehman Bros Hldgs Inc		464,410	476,994	–	–	–
400,000	Lehman Brothers Hldgs inc		399,664	404,210	–	–	–
225,000	Merrill Lynch + Co Inc		224,672	227,351	–	–	–
550,000	Morgan Stanley Group Inc		549,192	563,846	–	–	–
270,000	Nelnet Inc		269,465	265,978	–	–	–
450,000	Nordbanken Ab		523,346	484,430	–	–	–
250,000	Phoenix Life Ins Co		257,760	271,861	–	–	–
400,000	Popular North Amer Inc		407,104	399,382	–	–	–
125,000	Popular North Amer Inc		124,860	125,931	–	–	–
450,000	Principal Finl Group Australia		513,966	477,649	–	–	–
400,000	Reinsurance Group Amer Inc		404,684	428,670	–	–	–
300,000	Sb Treas Co LLC		333,957	305,907	–	–	–
275,000	Simon Debartolo Group L P		296,551	277,461	–	–	–
700,000	Sovereign Bk Fsb Wyomissing PA		699,335	699,348	–	–	–
200,000	Tokai Pfd Cap LLC		221,576	202,646	–	–	–
250,000	Washington Mut Inc		279,788	240,512	–	–	–
475,000	Wells Fargo + Co New		473,024	476,133	–	–	–
300,000	AT&T Broadband Corp		415,314	373,514	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

100,000	Altria Group Inc		$111,900	$111,759	$–	$–	$–
350,000	Boardwalk Pipelines LLC		349,082	359,509	–	–	–
250,000	CSX Corp		271,898	253,089	–	–	–
350,000	CVS Caremark Corp		346,329	345,112	–	–	–
475,000	Cargill Inc		472,744	470,035	–	–	–
175,000	Comcast Cable Communications		182,614	183,824	–	–	–
350,000	Daimlerchrysler North Amer Hld		349,888	365,264	–	–	–
300,000	Enbridge Energy Partners Lp		300,108	291,930	–	–	–
325,000	FUJI JGB Invt LLC		365,002	327,967	–	–	–
175,000	Kellogg Co		174,939	175,887	–	–	–
315,333	Kern Riv Fdg Corp		315,333	311,885	–	–	–
200,000	Oneok Partners Lp		207,942	203,579	–	–	–
500,000	Oracle Corp / Ozark Hldg Inc		498,185	504,798	–	–	–
300,000	PHH Corp		324,045	300,777	–	–	–
250,000	PHH Corp		253,696	256,365	–	–	–
75,000	Phillip Morris Co Inc		83,925	95,795	–	–	–
775,000	QBE Ins Group Ltd		722,825	771,854	–	–	–
1,275,000	Sprint Cap Corp		1,411,451	1,333,345	–	–	–
175,000	Telefonica Europe Bv		186,585	187,302	–	–	–
750,000	Time Warner Entmt Co Lp		853,770	757,700	–	–	–
750,000	AT&T Wireless Svcs Inc		865,545	812,348	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

200,000	American Gen Fin Corp Mtn		$199,600	$197,534	$–	$–	$–
175,000	Gulf South Pipeline Co Lp		174,617	181,278	–	–	–
250,000	Reinsurance Group Amer Inc		247,718	232,344	–	–	–
–	FHLMC		154	–	–	–	–
5,576	Fed Hm Ln Pc Pool G30052		5,714	5,956	–	–	–
2,933	Fed Hm Ln Pc Pool E81885		2,996	3,084	–	–	–
52,494	Fed Hm Ln Pc Pool E85959		53,883	54,071	–	–	–
53,466	Fed Hm Ln Pc Pool E86369		54,880	55,728	–	–	–
276,447	Fed Hm Ln Pc Pool E88017		287,462	280,983	–	–	–
13,582	Fed Hm Ln Pc Pool E91957		13,208	13,677	–	–	–
7,747	Fed Hm Ln Pc Pool E92098		7,534	7,801	–	–	–
23,424	Fed Hm Ln Pc Pool E92224		22,779	23,587	–	–	–
116,099	Fed Hm Ln Pc Pool E96057		112,054	114,562	–	–	–
35,277	Fed Hm Ln Pc Pool E96247		34,048	34,810	–	–	–
37,305	Fed Hm Ln Pc Pool E96248		36,005	36,811	–	–	–
19,070	Fed Hm Ln Pc Pool E96460		18,546	19,204	–	–	–
12,302	Fed Hm Ln Pc Pool E96988		11,964	12,388	–	–	–
46,337	Fed Hm Ln Pc Pool E97034		44,723	45,724	–	–	–
10,950	Fed Hm Ln Pc Pool E97701		10,649	11,002	–	–	–
17,404	Fed Hm Ln Pc Pool E99739		16,925	17,487	–	–	–
16,678	Fed Hm Ln Pc Pool E99763		16,097	16,458	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

15,902	Fed Hm Ln Pc Pool E99764		$15,348	$15,692	$–	$–	$–
11,639	Fed Hm Ln Pc Pool E99765		11,233	11,485	–	–	–
73,236	Fed Hm Ln Pc Pool E99768		70,685	72,267	–	–	–
36,952	Fed Hm Ln Pc Pool E99769		35,665	36,463	–	–	–
23,521	Fed Hm Ln Pc Pool E99770		22,701	23,209	–	–	–
37,748	Fed Hm Ln Pc Pool G18021		36,710	37,882	–	–	–
1,366,166	Fed Hm Ln Pc Pool G12093		1,297,537	1,348,075	–	–	–
1,225,303	Fed Hm Ln Pc Pool G12094		1,163,368	1,208,312	–	–	–
2,472,571	Fed Hm Ln Pc Pool G12251		2,290,605	2,381,685	–	–	–
421,983	Fed Hm Ln Pc Pool G12311		410,379	424,011	–	–	–
1,000,000	Fed Hm Ln Pc Pool G03600		1,036,094	1,040,117	–	–	–
1,331,034	Fed Hm Ln Pc Pool 1h2524		1,327,498	1,332,839	–	–	–
407,417	Fed Hm Ln Pc Pool G01604		424,574	421,216	–	–	–
830,271	Fed Hm Ln Pc Pool G01731		873,795	859,947	–	–	–
33,261	Fed Hm Ln Pc Pool G10994		33,973	34,789	–	–	–
19,899	Fed Hm Ln Pc Pool G11490		19,352	20,038	–	–	–
50,137	Fed Hm Ln Pc Pool G11526		48,390	49,441	–	–	–
911,330	Fed Hm Ln Pc Pool G11686		909,194	924,644	–	–	–
55,386	Fed Hm Ln Pc Pool G11742		53,863	55,583	–	–	–
424,645	Fed Hm Ln Pc Pool P60084		438,180	426,504	–	–	–
48,764	Fed Hm Ln Pc Pool E01087		50,054	50,229	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

10,282	Fed Hm Ln Pc Pool E01281		$10,000	$10,354	$–	$–	$–
54,883	Fed Hm Ln Pc Pool E01378		53,374	55,267	–	–	–
14,621	Fed Hm Ln Pc Pool E01448		14,218	14,691	–	–	–
45,583	Fed Hm Ln Pc Pool E01481		43,995	44,979	–	–	–
91,277	Fed Hm Ln Pc Pool E01489		88,097	90,068	–	–	–
93,831	Fed Hm Ln Pc Pool E01490		91,251	94,282	–	–	–
49,283	Fed Hm Ln Pc Pool E01602		47,566	48,600	–	–	–
40,328	Fed Hm Ln Pc Pool B10170		38,923	39,794	–	–	–
46,613	Fed Hm Ln Pc Pool B10207		44,989	45,967	–	–	–
410,154	Fed Hm Ln Pc Pool B10569		393,876	404,722	–	–	–
58,845	Fed Hm Ln Pc Pool B10674		57,227	59,128	–	–	–
21,486	Fed Hm Ln Pc Pool B10746		20,895	21,589	–	–	–
11,939	Fed Hm Ln Pc Pool B10838		11,611	11,997	–	–	–
45,968	Fed Hm Ln Pc Pool B10931		44,366	45,359	–	–	–
12,166	Fed Hm Ln Pc Pool B11010		11,831	12,224	–	–	–
14,130	Fed Hm Ln Pc Pool B11446		13,742	14,198	–	–	–
49,957	Fed Hm Ln Pc Pool B11801		48,216	49,264	–	–	–
407,359	Fed Hm Ln Pc Pool B12928		391,192	401,710	–	–	–
244,948	Fed Hm Ln Pc Pool C90227		255,206	256,182	–	–	–
598,434	Fed Hm Ln Pc Pool C90230		623,493	625,788	–	–	–
199,436	Fed Hm Ln Pc Pool C90247		207,788	208,790	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,222,362	Fed Hm Ln Pc Pool 780447		$1,210,902	$1,225,026	$–	$–	$–
124,674	Federal Home Ln Mtg Corp		129,972	124,651	–	–	–
475,850	Federal Home Ln Mtg Corp		57,102	41,553	–	–	–
7,000,000	FNMA TBA Jan 30 Single Fam		7,244,375	7,281,093	–	–	–
47,502	FNMA Pool 190341		46,307	47,826	–	–	–
7,006	FNMA Pool 251980		6,995	7,124	–	–	–
210,336	FNMA Pool 254107		219,539	218,407	–	–	–
8,303	FNMA Pool 254306		8,290	8,451	–	–	–
225,446	FNMA Pool 254360		231,787	234,097	–	–	–
6,074	FNMA Pool 254442		6,094	6,182	–	–	–
9,578	FNMA Pool 254473		9,610	9,748	–	–	–
685,193	FNMA Pool 254631		676,521	689,877	–	–	–
418,847	FNMA Pool 254681		410,077	419,285	–	–	–
16,862	FNMA Pool 254686		16,919	17,142	–	–	–
116,958	FNMA Pool 254720		113,129	115,496	–	–	–
190,392	FNMA Pool 254756		186,406	190,588	–	–	–
408,737	FNMA Pool 254758		400,179	409,153	–	–	–
212,075	FNMA Pool 254806		207,502	212,288	–	–	–
84,863	FNMA Pool 254817		81,946	84,040	–	–	–
113,802	FNMA Pool 254845		109,890	112,699	–	–	–
159,646	FNMA Pool 254863		154,158	158,075	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

100,094	FNMA Pool 254864		$97,936	$100,193	$–	$–	$–
58,620	FNMA Pool 254865		56,408	57,887	–	–	–
102,301	FNMA Pool 254909		98,785	101,279	–	–	–
526,121	FNMA Pool 254914		514,907	526,635	–	–	–
179,194	FNMA Pool 254957		173,035	177,375	–	–	–
20,724	FNMA Pool 255357		20,794	21,048	–	–	–
139,215	FNMA Pool 256532		136,768	139,906	–	–	–
228,763	FNMA Pool 256588		224,741	229,897	–	–	–
67,703	FNMA Pool 256605		66,513	68,039	–	–	–
529,872	FNMA Pool 256681		520,558	532,501	–	–	–
143,177	FNMA Pool 256718		140,660	143,887	–	–	–
715,977	FNMA Pool 256755		703,392	719,529	–	–	–
143,836	FNMA Pool 357348		141,229	144,819	–	–	–
16,832	FNMA Pool 448477		16,805	17,127	–	–	–
3,382	FNMA Pool 448484		3,376	3,442	–	–	–
2,918	FNMA Pool 535170		2,928	2,969	–	–	–
175,540	FNMA Pool 535874		181,690	188,528	–	–	–
16,083	FNMA Pool 545348		16,137	16,428	–	–	–
592,540	FNMA Pool 545454		618,186	619,457	–	–	–
38,685	FNMA Pool 545777		38,625	39,530	–	–	–
11,570	FNMA Pool 545962		11,609	11,771	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

4,793	FNMA Pool 545968		$4,809	$4,878	$–	$–	$–
150,627	FNMA Pool 555092		146,838	151,657	–	–	–
8,137	FNMA Pool 555350		8,164	8,281	–	–	–
5,335	FNMA Pool 555352		5,353	5,431	–	–	–
15,928	FNMA Pool 555384		15,981	16,192	–	–	–
1,849,024	FNMA Pool 555442		1,783,369	1,825,911	–	–	–
43,150	FNMA Pool 555699		43,295	43,865	–	–	–
5,243	FNMA Pool 626827		5,235	5,337	–	–	–
4,540	FNMA Pool 629035		4,555	4,638	–	–	–
146,275	FNMA Pool 652610		142,458	147,275	–	–	–
842,303	FNMA Pool 656333		842,994	848,061	–	–	–
2,015,579	FNMA Pool 668357		2,018,728	2,029,357	–	–	–
329,121	FNMA Pool 673002		329,391	331,371	–	–	–
439,005	FNMA Pool 673011		439,365	442,006	–	–	–
223,745	FNMA Pool 673032		223,928	225,274	–	–	–
231,868	FNMA Pool 674438		232,058	233,453	–	–	–
9,395	FNMA Pool 674693		9,380	9,562	–	–	–
50,745	FNMA Pool 678938		50,666	51,649	–	–	–
52,857	FNMA Pool 678944		52,775	53,799	–	–	–
60,071	FNMA Pool 681343		60,273	61,066	–	–	–
21,363	Federal National Mtg Assn Gtd Remi		22,298	21,291	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

654,737	Federal Natl Mtg Assn		$30,691	$37,511	$–	$–	$–
322,224	Federal National Mtg Assn Gtd Remi		16,212	10,665	–	–	–
624,877	Federal Natl Mtg Assn		32,806	26,736	–	–	–
94,155	FNMA Pool 686229		91,698	94,799	–	–	–
38,301	FNMA Pool 687485		37,048	37,823	–	–	–
115,072	FNMA Pool 687532		110,730	113,562	–	–	–
130,076	FNMA Pool 689082		127,719	130,965	–	–	–
92,666	FNMA Pool 689085		89,632	91,507	–	–	–
76,708	FNMA Pool 694900		74,197	75,749	–	–	–
146,720	FNMA Pool 695826		143,935	147,723	–	–	–
89,393	FNMA Pool 695838		89,254	90,874	–	–	–
16,581	FNMA Pool 695840		16,637	16,856	–	–	–
432,223	FNMA Pool 695844		420,944	435,177	–	–	–
45,549	FNMA Pool 695854		44,058	44,980	–	–	–
91,991	FNMA Pool 695863		88,980	90,841	–	–	–
44,136	FNMA Pool 695893		42,691	43,584	–	–	–
172,911	FNMA Pool 695926		168,399	174,093	–	–	–
145,952	FNMA Pool 695945		140,445	144,128	–	–	–
186,921	FNMA Pool 697602		180,803	184,585	–	–	–
14,340	FNMA Pool 698975		13,979	14,438	–	–	–
63,856	FNMA Pool 699653		61,446	63,057	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

42,998	FNMA Pool 701379		$41,591	$42,461	$–	$–	$–
235,348	FNMA Pool 702255		236,138	239,540	–	–	–
36,293	FNMA Pool 702326		35,105	35,840	–	–	–
16,304	FNMA Pool 703440		16,279	16,574	–	–	–
99,444	FNMA Pool 703445		97,642	100,124	–	–	–
117,795	FNMA Pool 703710		115,660	118,600	–	–	–
181,117	FNMA Pool 707774		175,189	178,853	–	–	–
116,584	FNMA Pool 708837		113,542	117,126	–	–	–
33,452	FNMA Pool 709074		32,610	33,607	–	–	–
129,181	FNMA Pool 709192		126,839	129,781	–	–	–
94,283	FNMA Pool 709817		91,197	93,105	–	–	–
77,275	FNMA Pool 710154		75,258	77,634	–	–	–
724,255	FNMA Pool 712203		709,317	727,622	–	–	–
90,018	FNMA Pool 720307		87,071	88,892	–	–	–
50,047	FNMA Pool 720309		48,408	49,421	–	–	–
47,578	FNMA Pool 720321		46,021	46,983	–	–	–
242,316	FNMA Pool 720364		234,384	239,287	–	–	–
46,657	FNMA Pool 720370		45,130	46,074	–	–	–
107,932	FNMA Pool 720718		104,399	106,583	–	–	–
43,938	FNMA Pool 721346		42,499	43,388	–	–	–
16,561	FNMA Pool 725519		16,535	16,835	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

249,895	FNMA Pool 725707		$243,375	$250,745	$–	$–	$–
195,502	FNMA Pool 725791		190,401	196,839	–	–	–
48,689	FNMA Pool 725793		48,852	49,495	–	–	–
878,925	FNMA Pool 725950		855,991	881,912	–	–	–
832,088	FNMA Pool 727369		796,334	821,687	–	–	–
551,366	FNMA Pool 729214		549,342	552,326	–	–	–
33,721	PNMA Pool 729604		32,872	33,878	–	–	–
471,271	FNMA Pool 730338		482,832	473,462	–	–	–
173,003	FNMA Pool 730721		166,475	170,841	–	–	–
1,625,768	FNMA Pool 734788		1,502,820	1,568,485	–	–	–
153,828	FNMA Pool 735010		150,868	154,351	–	–	–
4,517,909	FNMA Pool 735028		4,751,570	4,748,503	–	–	–
410,631	FNMA Pool 735392		409,989	417,047	–	–	–
983,873	FNMA Pool 735439		992,482	1,010,571	–	–	–
199,999	FNMA Pool 745119		200,671	203,124	–	–	–
62,091	FNMA Pool 745141		62,299	63,197	–	–	–
1,235,884	FNMA Pool 745238		1,246,698	1,269,082	–	–	–
816,448	FNMA Pool 745387		801,287	820,244	–	–	–
6,414	FNMA Pool 745388		6,292	6,444	–	–	–
23,003	FNMA Pool 745499		23,080	23,362	–	–	–
55,151	FNMA Pool 745524		53,764	55,407	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

55,151	FNMA Pool 745648		$40,868	$41,456	$–	$–	$–
159,845	FNMA Pool 745875		163,723	164,335	–	–	–
140,007	FNMA Pool 745932		143,403	143,939	–	–	–
140,007	FNMA Pool 745948		202,549	203,306	–	–	–
19,857	FNMA Pool 747832		19,924	20,167	–	–	–
22,557	FNMA Pool 750062		21,989	22,662	–	–	–
133,055	FNMA Pool 752685		128,034	131,308	–	–	–
734,386	FNMA Pool 754089		718,723	737,799	–	–	–
163,876	FNMA Pool 759975		157,692	161,827	–	–	–
452,044	FNMA Pool 761334		440,248	454,145	–	–	–
62,533	FNMA Pool 761404		61,400	62,746	–	–	–
14,110	FNMA Pool 765944		14,088	14,331	–	–	–
135,357	FNMA Pool 766068		131,825	135,817	–	–	–
367,619	FNMA Pool 766219		358,027	368,869	–	–	–
173,149	FNMA Pool 766633		168,631	173,737	–	–	–
17,813	FNMA Pool 767496		17,365	17,896	–	–	–
190,318	FNMA Pool 770047		185,352	190,964	–	–	–
271,932	FNMA Pool 770079		264,836	272,856	–	–	–
63,584	FNMA Pool 771201		63,484	64,577	–	–	–
281,430	FNMA Pool 774434		274,087	282,387	–	–	–
1,324,169	FNMA Pool 779574		1,321,790	1,326,660	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

216,458	FNMA Pool 785260		$210,810	$217,193	$–	$–	$–
198,006	FNMA Pool 785630		192,839	198,679	–	–	–
13,007	FNMA Pool 791173		13,051	13,211	–	–	–
578,581	FNMA Pool 802783		574,604	584,470	–	–	–
383,681	FNMA Pool 806642		384,820	388,355	–	–	–
91,636	FNMA Pool 849993		91,493	93,097	–	–	–
8,054,805	FNMA Pool 888366		8,298,748	8,382,661	–	–	–
438,540	FNMA Pool 888436		427,508	440,030	–	–	–
53,903	FNMA Pool 888509		53,814	54,192	–	–	–
679,813	FNMA Pool 888511		673,694	682,069	–	–	–
1,476,240	FNMA Pool 888890		1,510,636	1,517,701	–	–	–
1,964,167	FNMA Pool 888892		2,055,010	2,059,767	–	–	–
67,687	FNMA Pool 923800		65,985	67,917	–	–	–
298,281	Small Business Admin		299,566	307,695	–	–	–
575,000	Bellsouth Telecoms		619,781	583,625	–	–	–
41	United States Treas Bds		39	43	–	–	–
99,732	United States Treas Bds		98,089	105,504	–	–	–
2,500,000	United States Treas Bds		2,702,930	2,721,094	–	–	–
–	United States Treas Nts		(501)	–	–	–	–
1,800,000	United States Treas Nts		1,846,969	1,831,500	–	–	–
1,400,000	United States Treas Nts		1,399,016	1,395,406	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

150,000	Canadian Natl Resources		$150,318	$152,273	$–	$–	$–
150,000	Canadian Natl Resource		152,754	150,561	–	–	–
300,000	Canadian Nat Res Ltd		299,175	296,143	–	–	–
175,000	Mufg Capital Finance 1 Limited		175,269	165,748	–	–	–
1,100,000	British Telecommunications Plc		1,176,948	1,211,419	–	–	–
400,000	Deutsche Telekom Intl Fin Bv		498,952	499,100	–	–	–
225,000	Endurance Specialty Hldgs Ltd		224,188	216,473	–	–	–
550,000	France Telecom Sa		602,234	595,071	–	–	–
1,250,000	HSBC Cap Fdg Dlr 2 L P		1,222,415	1,119,550	–	–	–
325,000	Resona PFD Global Secs Cayman		327,054	322,478	–	–	–
100,000	Santander Issuances SA		100,131	102,053	–	–	–
350,000	Sumitomo Mitsui Bkg Corp		328,467	326,809	–	–	–
125,000	Telecom Italia Cap		117,378	122,792	–	–	–
500,000	Telecom Italia Cap		491,942	481,189	–	–	–
175,000	Telecom Italia Cap		167,795	173,737	–	–	–
285,000	Bank Of New York		284,901	284,901	–	–	–
4,821,881	State Street Bank & Trust Co		4,821,881	4,821,881	–	–	–
730,000	Federal Natl Mtg Assn		725,292	730,195	–	–	–
1,025,000	Federal Natl Mtg Assn		1,046,476	1,066,692	–	–	–
1,545,000	Federal Natl Mtg Assn		1,534,123	1,599,513	–	–	–
785,000	Federal Home Ln Mtg Corp		830,694	841,953	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,250,000	Fannie Mae		$1,247,599	$1,256,754	$–	$–	$–
465,000	Chase Auto Owner Tr		468,342	467,688	–	–	–
455,000	Daimlerchrysler AutoTr		457,204	456,564	–	–	–
865,000	Nissan Auto Lease Tr		864,946	864,459	–	–	–
405,000	American Express Cr Account		397,849	405,063	–	–	–
605,000	Capital One Multi Asset Execut		591,198	600,652	–	–	–
660,000	Citibank Cr Card Issuance Tr		663,970	668,044	–	–	–
855,000	GE Cap Cr Card Master Nt Tr		854,228	867,024	–	–	–
550,000	MBNA Cr Card Master Nt Tr		532,061	548,969	–	–	–
340,000	MBNA Cr Card Master Nt Tr		339,986	339,097	–	–	–
325,000	Advanta Business Card Master		324,384	329,570	–	–	–
1,555,000	Capital One Prime Auto Receiva		1,554,866	1,565,448	–	–	–
690,000	Citibank Cr Card Issuance Tr		705,633	710,700	–	–	–
610,000	Honda Auto RecivablesTr		609,958	615,338	–	–	–
650,000	MBNA Cr Card Master Nt Tr		634,156	649,086	–	–	–
330,000	Peco Energy Transition Tr		344,399	347,119	–	–	–
850,000	Usaa Auto Owner Tr		849,965	856,906	–	–	–
450,000	Usaa Auto Owner Tr		457,559	455,836	–	–	–
1,179,879	DLJ Coml Mtg Corp		1,219,331	1,217,495	–	–	–
405,000	Morgan Stanley Cap I Inc.		400,729	403,207	–	–	–
467,155	Federal Home Ln Mtg Corp		462,563	468,999	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

516,694	Federal Home Ln Mtg Corp		$522,204	$524,545	$–	$–	$–
341,892	Federal Home Ln Mtg Corp		343,602	350,654	–	–	–
1,085,000	Banc Amer Coml Mtg Inc		1,076,563	1,053,781	–	–	–
1,325,000	Bear Stearns Coml Mtg Secs		1,329,876	1,319,954	–	–	–
680,000	Bear Stearns Coml Mtg Secs Inc		692,219	688,688	–	–	–
505,000	Credit Suisse First Boston Mtg		493,440	494,221	–	–	–
455,000	J P Morgan Chase Coml Mtg Secs		448,051	442,589	–	–	–
530,000	Morgan Stanley Cap I Inc		532,909	527,462	–	–	–
970,000	Morgan Stanley Cap I Inc		975,313	985,431	–	–	–
520,000	Morgan Stanley Cap I Inc		520,917	524,986	–	–	–
575,000	1345 Ave of The Amers Tr		623,658	610,946	–	–	–
470,000	280 Pk Avenue Trust		497,833	495,018	–	–	–
265,000	Baltimore Gas + Elec Co		264,375	267,708	–	–	–
70,000	Consolidated Nat Gas Co		65,118	67,554	–	–	–
75,000	Duke Energy Field Svcs LLLC		88,458	80,093	–	–	–
170,000	Duke Energy Co		171,125	169,819	–	–	–
235,000	Energy East Corp		260,622	248,775	–	–	–
85,000	Exelon Generation Co LLC		84,839	84,725	–	–	–
190,000	Florida Pwr Corp		189,489	195,809	–	–	–
320,000	Great Riv Energy		320,000	341,413	–	–	–
120,000	Union Elec Co		117,066	121,689	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

130,000	Allied Cap Corp		$130,420	$116,906	$–	$–	$–
205,000	American Cap Strategies Ltd		204,914	207,166	–	–	–
250,000	American Express Cen Bk New		249,740	250,911	–	–	–
150,000	American Gen Fin Corp		148,935	149,708	–	–	–
630,000	American Intl Group Inc		599,136	609,079	–	–	–
110,000	Assurant Inc		112,373	109,374	–	–	–
125,000	Bae Sys Hldgs Inc		116,428	121,378	–	–	–
250,000	Bank Amer Corp		248,243	249,936	–	–	–
150,000	Bank One Corp		147,933	148,576	–	–	–
80,000	BankAmerica Corp		92,237	86,131	–	–	–
215,000	Blackrock Inc		216,258	220,750	–	–	–
155,000	Caterpillar Finl Svcs		154,918	154,674	–	–	–
125,000	CitiGroup Inc		124,403	125,164	–	–	–
255,000	Commerce Group Inc Mass		262,141	259,661	–	–	–
250,000	Countrywide Finl Corp		249,518	182,625	–	–	–
135,000	Deere John Cap Corp Mtn Bk Ent		133,742	135,474	–	–	–
95,000	Deere John Cap Corp Mtn Bk Ent		94,904	95,446	–	–	–
490,000	General Elec Cap Corp Mtn		477,177	487,743	–	–	–
320,000	Goldman Sachs Group Inc		309,511	312,429	–	–	–
255,000	Hrpt Pptys Tr		254,232	247,442	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

200,000	Hartford Finl Svcs Group Inc		$200,657	$201,434	$–	$–	$–
265,000	Hospitality Pptys Tr		255,810	248,006	–	–	–
150,000	Hospitality Pptys Tr		148,704	148,417
405,000	JP Morgan Chase		426,728	426,603	–	–	–
470,000	Keycorp Mtn Book Entry		463,523	470,457	–	–	–
125,000	Lehman Bros Hldgs Inc		124,908	127,166	–	–	–
200,000	Lehman Bros Hldgs Inc		199,832	202,105	–	–	–
610,000	M + I Marshall + Ilsley Bk Mil		608,298	616,590	–	–	–
130,000	Massmutual Global Fgd II Mtn		124,045	128,487	–	–	–
155,000	Merrill Lynch + Co Inc		154,991	156,619	–	–	–
330,000	Morgan Stanley		329,066	328,946	–	–	–
285,000	Morgan Stanley Group Inc		292,977	287,744	–	–	–
355,000	Nationwide Bldg Soc		352,113	348,937	–	–	–
415,000	PNC Fdg Corp		414,462	414,554	–	–	–
65,000	PNC Fdg Corp		64,981	65,917	–	–	–
105,000	Popular North Amer Inc		104,882	105,782	–	–	–
290,000	Prudential Finl Inc		299,289	293,125	–	–	–
285,000	Regions Finl Corp New		284,684	283,851	–	–	–
30,000	SLM Corp		28,929	26,095	–	–	–
140,000	Simon Ppty Group Inc New		134,722	138,012	–	–	–
500,000	Suntrust Bks Inc		498,325	502,671	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

295,000	UBS Ag Stamford Brh Med Trm		$296,994	$301,986	$–	$–	$–
70,000	Washington Real Estate Invt Tr		69,420	70,956	–	–	–
295,000	Abbott Laboratories		294,112	301,143	–	–	–
125,000	American Home Prods Corp		136,530	133,173	–	–	–
205,000	Bottling Group LLC		204,832	205,342	–	–	–
70,000	Burlington Res Fin Co		73,702	74,346	–	–	–
265,000	CVS Caremark Corp		262,220	261,299	–	–	–
155,000	Clorox Co		154,789	156,053	–	–	–
210,000	Comcast Corp New		205,302	212,411	–	–	–
105,000	Du Pont E I De Nemours + Co		104,771	105,840	–	–	–
430,000	Erac USA Fin Co		429,248	412,384	–	–	–
145,000	Federated Retail Hldgs Inc		144,904	142,442	–	–	–
390,000	General Mls Inc		394,290	393,231	–	–	–
245,000	Harris Corp Del		244,147	244,758	–	–	–
105,000	Johnson + Johnson		105,000	110,655	–	–	–
170,000	Kraft Foods Inc		174,051	174,246	–	–	–
210,000	Lilly Eli + Co		209,151	213,357
215,000	Macys Retail Hldgs Inc		214,607	211,234	–	–	–
290,000	Marathon Oil Corp		288,597	295,063	–	–	–
145,000	McDonalds Corp		144,707	149,669	–	–	–
160,000	Falconbridge Inc		169,981	172,943	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

235,000	Norfold Southn Corp		$248,223	$239,683	$–	$–	$–
145,000	Pactiv Corp		144,668	147,460	–	–	–
60,000	Safeway Inc		59,854	60,303	–	–	–
90,000	Schering Plough Corp		90,176	91,392	–	–	–
190,000	Schering Plough Corp		189,071	195,469	–	–	–
215,000	Transocean Inc		214,275	212,700
95,000	V F Corp		94,839	95,603	–	–	–
165,000	Wellpoint Inc		160,479	165,004	–	–	–
75,000	Wyndham Worldwide Corp		74,656	71,357	–	–	–
235,000	AT+T Wireless Svcs Inc		269,994	254,536	–	–	–
185,000	Nextel Communications Inc		185,694	182,218	–	–	–
830,000	General Elec Cap Corp Mtn		830,851	846,225	–	–	–
335,000	GS Mtg Secs Corp II		357,325	354,359	–	–	–
–	FHLMC TBA Jun 15 Gold Single		(102)	–	–	–	–
431,131	Fed Hm Ln Pc Pool 847498		421,296	430,281	–	–	–
930,650	Fed Hm Ln Pc Pool 847604		910,510	929,485	–	–	–
392,274	Fed Hm Ln Pc Pool A60624		387,861	391,370	–	–	–
747,134	Fed Hm Ln Pc Pool A61373		726,588	729,390	–	–	–
396,488	Fed Hm Ln Pc Pool A64391		397,541	402,357	–	–	–
442,978	Fed Hm Ln Pc Pool A64578		427,854	441,957	–	–	–
629,131	Fed Hm Ln Pc Pool A46092		611,929	613,993	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

2,896,371	Fed Hm Ln Pc Pool A46279		$2,826,453	$2,826,677	$–	$–	$–
913,789	Fed Hm Ln Pc Pool 1J0244		920,928	926,196	–	–	–
1,032,996	Fed Hm Ln Pc Pool G01813		1,005,557	1,008,140	–	–	–
1,518,852	Fed Hm Ln Pc Pool G01839		1,499,095	1,482,779	–	–	–
682,303	Fed Hm Ln Pc Pool G01894		674,627	665,885	–	–	–
927,703	Fed Hm Ln Pc Pool G02186		900,597	905,236	–	–	–
1,660,000	Fed Hm Ln Pc Pool A68726		1,696,831	1,706,882	–	–	–
555,919	Fed Hm Ln Pc Pool G08062		530,990	542,542	–	–	–
1,195,129	Fed Hm Ln Pc Pool G18009		1,178,322	1,199,377	–	–	–
624,938	Fed Hm Ln Pc Pool G18203		610,242	625,402	–	–	–
237,377	Fed Hm Ln Pc Pool G12033		225,879	233,937	–	–	–
261,534	Fed Hm Ln Pc Pool G12034		243,717	251,921	–	–	–
1,439,811	Fed Hm Ln Pc Pool G12080		1,364,671	1,420,745	–	–	–
822,118	Fed Hm Ln Pc Pool G02740		815,952	820,352	–	–	–
1,148,212	Fed Hm Ln Pc Pool G03512		1,155,478	1,165,211	–	–	–
470,675	Fed Hm Ln Pc Pool 1G0294		469,682	475,127	–	–	–
641,212	Fed Hm Ln Pc Pool 1J1262		645,721	648,499	–	–	–
210,607	Fed Hm Ln Pc Pool 1J1548		212,006	213,202	–	–	–
600,000	Fed Hm Ln Pc Pool J10114		599,719	600,445	–	–	–
854,372	Fed Hm Ln Pc Pool G11690		810,318	821,365	–	–	–
318,997	Fed Hm Ln Pc Pool C71284		326,972	329,801	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

536,828	Fed Hm Ln Pc Pool C01585		$514,013	$524,582	$–	$–	$–
1,230,948	Fed Hm Ln Pc Pool C03027		1,234,025	1,249,364	–	–	–
113,513	Fed Hm Ln Pc Pool A36230		112,822	110,782	–	–	–
1,067,752	Fed Hm Ln Pc Pool 972234		1,075,968	1,089,345	–	–	–
725,000	Federal Home Ln Mtg		711,293	725,262	–	–	–
420,000	Federal Home Ln Mtg Corp		411,075	418,301	–	–	–
641,893	Federal Home Ln Mtg Corp		649,967	650,240	–	–	–
593,977	Federal Home Ln Mtg Corp		597,225	602,774	–	–	–
831,755	FNMA Pool 254918		810,701	789,745	–	–	–
301,479	FNMA Pool 255900		298,041	306,320	–	–	–
1,137,629	FNMA Pool 256926		1,159,138	1,169,581	–	–	–
626,311	FNMA Pool 545759		641,924	647,425	–	–	–
790,635	FNMA Pool 545817		810,895	817,288	–	–	–
387,647	FNMA Pool 555880		387,465	387,813	–	–	–
1,233,269	FNMA Pool 555967		1,246,061	1,233,799	–	–	–
88,166	FNMA Pool 609077		92,327	91,811	–	–	–
123,392	FNMA Pool 625094		131,837	130,169	–	–	–
501,765	FNMA Pool 670385		514,152	518,680	–	–	–
1,125,000	Federal Natl Mtg Assn		1,171,713	1,159,302	–	–	–
300,000	Federal Natl Mtg Assn Gtd Remi		297,459	300,193	–	–	–
470,000	Federal Natl Mtg Assn		460,747	470,669	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

937,465	FNMA Pool 725424		$937,172	$937,575	$–	$–	$–
333,652	FNMA Pool 735224		334,486	333,691	–	–	–
1,323,155	FNMA Pool 735871		1,326,670	1,322,897	–	–	–
1,953,691	FNMA Pool 740228		1,972,159	1,953,920	–	–	–
320,311	FNMA Pool 745810		315,106	319,483	–	–	–
164,031	FNMA Pool 745852		167,209	169,561	–	–	–
146,420	FNMA Pool 758938		149,451	146,437	–	–	–
1,670,460	FNMA Pool 759230		1,638,095	1,670,656	–	–	–
260,630	FNMA Pool 763984		259,103	260,661	–	–	–
68,672	FNMA Pool 765438		71,913	71,100	–	–	–
738,153	FNMA Pool 829028		699,631	726,158	–	–	–
1,824,300	FNMA Pool 835760		1,709,298	1,728,738	–	–	–
77,828	FNMA Pool 836018		77,743	77,728	–	–	–
287,113	FNMA Pool 836284		287,113	286,742	–	–	–
770,690	FNMA Pool 881959		774,423	782,610	–	–	–
518,573	FNMA Pool 888100		502,692	518,634	–	–	–
591,655	FNMA Pool 888211		615,506	619,065	–	–	–
534,630	FNMA Pool 888282		558,855	559,398	–	–	–
573,545	FNMA Pool 897144		576,906	582,574	–	–	–
735,512	FNMA Pool 901506		742,522	749,953	–	–	–
543,609	FNMA Pool 905121		549,470	552,167	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,210,823	FNMA Pool 908736		$1,218,769	$1,229,884	$–	$–	$–
926,368	FNMA Pool 937666		914,934	941,241	–	–	–
33,901	GNMA Pool 595148		36,136	35,463	–	–	–
142,940	GNMA II Pool 003599		146,446	147,792	–	–	–
1,971,317	GNMA II Pool 003624		1,892,157	1,979,788	–	–	–
632,562	GNMA II Pool 003724		621,295	634,984	–	–	–
658,103	GNMA II Pool 003774		648,334	660,622	–	–	–
727,994	GNMA Pool 657162		724,297	745,369	–	–	–
153,576	GNMA Pool 671023		153,330	157,241	–	–	–
140,000	Wisconsin St Gen Rev		143,892	140,211	–	–	–
410,000	United States Treas Bds		547,863	564,038	–	–	–
245,000	United States Treas Nts		242,385	253,920	–	–	–
490,000	United States Treas Nts		486,402	520,970	–	–	–
195,000	United States Treas Nts		192,014	201,155	–	–	–
1,880,000	United States Treas Nts		1,977,835	1,981,344	–	–	–
1,015,000	United States Treas Nts		1,013,274	1,060,913	–	–	–
1,475,000	WI Treasury Sec		1,481,390	1,498,162	–	–	–
2,790,000	United States Treas Nts		2,790,799	2,817,900	–	–	–
4,470,000	United States Treas Nts		4,522,408	4,548,225	–	–	–
1,295,000	United States Treas Nts		1,296,131	1,296,214	–	–	–
3,995,000	United States Treas Nts		4,013,535	3,981,892	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

3,845,000	United States Tres Sc Strp Int		$2,760,737	$3,026,591	$–	$–	$–
205,000	Nova Scotia Prov Cda		203,971	213,877	–	–	–
165,000	Allied World Assurn Co Hldgs		164,517	169,888	–	–	–
265,000	Chile Rep		270,001	277,809	–	–	–
195,000	DBS Bk Ltd		194,119	194,130	–	–	–
80,000	Diageo Cap Plc		79,925	80,256	–	–	–
255,000	Export Import Bk Korea		254,832	256,051	–	–	–
70,000	Bk of Scotland Plc		69,956	72,189	–	–	–
180,000	Landeskreditbank Baden		179,136	188,257	–	–	–
70,000	Sabmiller Plc		69,950	72,899	–	–	–
90,000	Telecom Italia Cap		82,109	86,614	–	–	–
100,000	African Dev Bk		110,504	113,938	–	–	–
1,080,000	Chariot Fndg LLC		1,071,996	1,075,356	–	–	–
1,080,000	Falcon Asset Sc Co LLC		1,075,128	1,078,380	–	–	–
10,944,067	State Street Bank + Trust Co		10,944,067	10,944,067	–	–	–
235,000	Suntrust Bk Atlanta GA		235,000	233,661	–	–	–
410,000	Federal Natl Mtg Assn		401,355	427,143	–	–	–
775,740	Small Business Admin Partn CTF		775,740	769,441	–	–	–
1,425,000	Ford Cr Auto Owner Tr		1,418,821	1,426,113	–	–	–
1,524,105	Accredited Mtg Ln Tr		1,524,105	1,432,659	–	–	–
163,843	Ace Secs Corp Home Equity ln T		163,862	162,947	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

563,884	Ameriquest Mtg Secs Inc		$565,294	$484,236	$–	$–	$–
1,330,305	Carrington Mtg Ln Tr		1,330,305	1,286,863	–	–	–
1,400,000	Chase Issuance Tr		1,399,965	1,427,782	–	–	–
1,665,000	Cobalt Cmbs Coml Mtg Tr		1,628,578	1,713,943	–	–	–
91,662	Money Store SBA Loan Backed Tr		91,648	87,905	–	–	–
79,628	Money Store Buis ln Bckd Ctfs		79,628	76,183	–	–	–
1,041,989	Morgan Stanley		1,041,989	1,012,846	–	–	–
254,423	Residential Asset Mtg Prods		254,423	252,316	–	–	–
1,237,669	Soundview Home Equity Ln Tr		1,237,669	1,198,606
727,852	Structured Asset Secs Corp		723,445	666,218	–	–	–
1,473,213	Wells Fargo Tr		1,441,850	1,434,764	–	–	–
1,275,000	Banc Amer Coml Mtg Inc		1,316,438	1,294,552	–	–	–
1,835,000	Banc Amer Coml Mtg Inc		1,832,420	1,840,254	–	–	–
1,254,909	Comm		1,350,105	1,302,524	–	–	–
1,249,023	Credit Suisse First Boston Mtg		1,294,496	1,309,235	–	–	–
1,280,000	Credit Suisse First Boston Mtg		1,267,700	1,307,239	–	–	–
990,000	Credit Suisse First Boston Mtg		969,891	994,711	–	–	–
1,540,000	Credit Suisse First Boston Mtg		1,541,444	1,530,276	–	–	–
813,219	DLJ Coml Mtg Corp		918,017	850,028	–	–	–
1,684,275	First Un Natl Bk Coml Mtg Tr		1,819,148	1,753,829	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,576,701	First Un Natl Bank Chase		$1,692,490	$1,599,132	$–	$–	$–
497,326	GMAC Coml Mtg Sec Inc		571,343	508,287	–	–	–
773,541	GMAC Coml Mtg Sec Inc		865,459	793,006	–	–	–
944,166	GMAC Coml Mtg Sec Inc		1,084,168	995,484	–	–	–
880,000	GMAC Coml Mtg Sec Inc		1,003,406	921,778	–	–	–
993,517	GS Mtg Secs Corp II		1,054,758	996,150	–	–	–
1,384,975	JP Morgan Chase Coml Mtg Secs		1,548,738	1,427,250	–	–	–
1,210,000	JP Morgan Chase Coml		1,277,921	1,243,724	–	–	–
1,050,000	JP Morgan Chase Coml Mtg Secs		1,140,357	1,099,611	–	–	–
1,060,978	Ln Coml Conduit Mtg Tr		1,215,608	1,091,022	–	–	–
1,030,000	Lb UBS Coml Mtg Tr		1,056,917	1,022,239	–	–	–
2,293,009	Federal National Mortgage Asso		509,836	488,067	–	–	–
1,387,611	BCAP LLC Tr		1,387,611	1,324,191	–	–	–
1,040,563	Banc of America Comm Mtg Inc		1,155,106	1,078,476	–	–	–
1,180,000	Banc Amer Coml Mtg Inc		1,151,238	1,160,064	–	–	–
344,670	Banc Amer Alternative Ln Tr		347,417	337,993	–	–	–
466,254	Banc Amer Alternative Ln Tr		466,546	446,205	–	–	–
1,292,245	Bear Stearns Arm Tr		1,282,553	1,262,561	–	–	–
503,127	Bear Stearns Alt A Tr		503,127	490,770	–	–	–
1,024,332	Bear Stearns Coml Mtg Secs Tr		1,029,903	1,039,633	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

876,953	Chl Mtg Pass Thru Tr		$876,542	$881,304	$–	$–	$–
191,397	Cwmbs Inc		191,397	182,089	–	–	–
113,538	Citigroup Coml Mtg Tr		113,130	112,452	–	–	–
3,583,780	Citigroup Coml Mtg Tr		3,410,898	3,472,423	–	–	–
1,486,428	Citimortgage Alternative ln Tr		1,461,577	1,479,925	–	–	–
1,475,000	Commercial Mtg Tr		1,478,284	1,527,071	–	–	–
1,275,000	Greenwich Capital Comm Fnd		1,223,452	1,269,926	–	–	–
1,028,777	Cwalt Alternative Ln Tr		1,028,777	996,258	–	–	–
1,463,634	Cwabs Tr		1,463,634	1,420,183	–	–	–
23,354,318	GS Mtg Secs Corp II		1,089,260	378,583	–	–	–
575,000	GS Mtg Secs Corp II		580,711	545,903	–	–	–
515,000	GS Mtg Secs Tr		517,575	519,827	–	–	–
790,400	GS Mtg Secs Corp		751,374	763,803	–	–	–
375,000	Greenwich Cap Coml Fdg Corp		376,863	374,751	–	–	–
708,169	Home Equity Asset Tr 2007 2		658,597	674,029	–	–	–
1,678,418	JP Morgan Mtg Tr		1,632,446	1,646,626	–	–	–
585,000	JP Morgan Chase Coml Mtg Secs		577,459	580,117	–	–	–
1,641,943	JP Morgan		1,596,276	1,598,586	–	–	–
550,000	LB UBS		552,306	548,496	–	–	–
1,426,848	LB UBS Coml Mtg Tr		1,397,865	1,401,907	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

545,000	Morgan Stanley Cap I Tr		$547,959	$540,574	$–	$–	$–
755,000	Morgan Stanley Cap I Tr		758,043	772,304	–	–	–
767,690	Opteum Mtg Accep Corp		767,537	757,322	–	–	–
838,889	Ramp Ser Tr		838,805	813,985	–	–	–
160,793	Structured Adj Rate Mtg Ln Tr		160,567	152,384	–	–	–
144,244	Structured Asset Investment Lo		144,244	143,477	–	–	–
502,514	Structured Asset Secs Corp		480,481	466,488	–	–	–
1,530,000	Teachers Ins+ Annuity Assn Am		1,581,757	1,556,994	–	–	–
675,000	Wachovia Bk Coml Mtg Tr		672,759	669,842	–	–	–
605,000	Wachovia Bk Coml Mtg Tr		625,135	628,020	–	–	–
1,395,803	WAMU		1,373,122	1,382,570	–	–	–
1,500,000	Wells Fargo Mtg BKD 06 AR4 Tr		1,424,760	1,440,099	–	–	–
1,425,000	Citigroup Inc		1,422,335	1,431,152	–	–	–
25,000	Dominion Res Inc Del		24,888	25,191	–	–	–
325,000	Kraft Foods Inc		328,946	336,299	–	–	–
550,000	Nisource Fin Corp		550,000	544,687	–	–	–
570,000	Oneok Inc New		573,317	570,251	–	–	–
325,000	SP Powerassests Ltd Global		324,854	322,602	–	–	–
575,000	Scottish Power Plc		575,227	573,167	–	–	–
355,000	Virginia Elec+ Pwr Co Mtn		389,254	357,911	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

275,000	XTO Energy Inc.		$272,165	$269,556	$–	$–	$–
45,000	ASIF Global FING XXIII		45,522	44,717	–	–	–
50,000	BAC Cap Tr XI		49,926	48,983	–	–	–
375,000	Bank Amer N A Charlotte NC		374,700	383,390	–	–	–
210,000	Bank of America		245,659	223,468	–	–	–
580,000	Bank Amer Corp		569,427	574,987	–	–	–
250,000	Bank New York NY		248,598	249,850	–	–	–
200,000	Bank One NA Chicago IL MTN		199,556	200,019	–	–	–
525,000	Bear Stearns Cos Inc		502,677	507,301	–	–	–
275,000	Bear Stearns Cos Inc		278,416	269,740	–	–	–
1,235,000	Bear Stearns Cos Inc Med Term		1,254,079	1,271,297	–	–	–
610,000	Berkshire Hathaway Fin Corp		609,231	612,424	–	–	–
440,000	Citigroup Inc		481,061	446,765	–	–	–
185,000	Citigroup Inc		190,321	184,810	–	–	–
585,000	Citigroup Inc		580,551	577,236	–	–	–
820,000	Credit Suisse Guernsey Brh		818,417	734,064	–	–	–
590,000	General Electric Cap Corp MTN		577,291	583,877	–	–	–
835,000	General Electric Cap Corp MTN		835,785	844,091	–	–	–
535,000	General Electric Cap Corp MTN		533,898	541,727	–	–	–
1,950,000	General Electric Cap Corp MTN		1,949,240	1,977,688	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,065,000	Goldman Sachs Group Inc		$1,055,553	$1,063,940	$–	$–	$–
610,000	Goldman Sachs Capital II		601,137	543,101	–	–	–
2,050,000	JP Morgan Chase Can Co		2,070,541	2,074,197	–	–	–
500,000	JP Morgan Chase Bk		496,095	504,840	–	–	–
625,000	Lehman Bros Hldgs Inc		624,538	635,829	–	–	–
450,000	Lehman Brothers Hldgs Inc		449,384	451,557	–	–	–
450,000	Lehman Brothers Hldgs Inc		448,691	454,070	–	–	–
825,000	Lehman Brothers Hldgs Inc		825,000	799,409	–	–	–
350,000	MassMutual Global FGD II MTN		335,776	345,926	–	–	–
190,000	Metropolitan Life Global MTN		189,905	188,080	–	–	–
350,000	Morgan J P+ Co Inc		359,765	363,838	–	–	–
100,000	Morgan Stanley Group Inc		106,957	104,482	–	–	–
110,000	Morgan Stanley Group Inc		104,614	106,315	–	–	–
1,200,000	Morgan Stanley Group Inc		1,198,236	1,230,209	–	–	–
1,990,000	Morgan Stanley		1,993,393	1,915,168	–	–	–
415,000	Morgan Stanley		413,509	413,241	–	–	–
250,000	Nationsbank Corp		278,070	282,235	–	–	–
470,000	New York Life Global Fdg Mtn		476,345	466,499	–	–	–
1,195,000	New York Life Global Fdg		1,194,486	1,222,700	–	–	–
195,000	Principal Life Global Fdg I GL		194,571	193,772	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

300,000	Prudential Finl Inc MTN Book		$299,286	$309,083	$–	$–	$–
750,000	Prudential FDG Corp MTN 144A		749,130	757,029	–	–	–
1,075,000	SLM Corp Medium Term Nts		1,038,719	1,002,544	–	–	–
215,000	Suntrust Bks Inc		216,950	213,296	–	–	–
135,000	TIAA Global Mkts Inc		133,983	134,975	–	–	–
1,050,000	UBS Ag Stamford BRH		1,048,740	1,128,105	–	–	–
475,000	U S Cent Cr Un		469,617	473,410	–	–	–
21,071	Ishares Tr		2,097,317	2,131,753	–	–	–
3,100	Morgan Stanley Bridges		28,324	33,232	–	–	–
500,000	Federal Home Ln Bks		491,815	500,221	–	–	–
435,402	Federal Home Loan Mtge Corp		439,484	439,381	–	–	–
40,960	Federal Home Ln Mtg Corp		40,960	40,880	–	–	–
180,266	Centex Home Equity Ln Tr		180,688	174,886	–	–	–
302,403	Centex Home Equity Ln Tr		297,253	291,063	–	–	–
196,714	Chase Fdg Mtg Ln		192,902	191,304	–	–	–
181,746	Federal Natl Mtg Assn		181,518	164,735	–	–	–
377,161	Residential Asset Sec Mtg Pass		371,268	361,898	–	–	–
682,415	Saxon Asset Secs Tr		698,090	681,029	–	–	–
124,682	Argent Secs Inc		124,819	123,260	–	–	–
123,000	Popular ABS Inc		1,210,941	1,172,344	–	–	–
69,544	Citifinancial Mtg Secs inc		69,805	67,077	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

68,833	SLM Private Cr Student Ln Tr		$68,929	$68,671	$–	$–	$–
13,578	Washington Mut Mtg Secs Corp		13,803	13,525	–	–	–
320,000	Wells Fargo Secs 2005 AR10 Tr		313,000	314,450	–	–	–
660,292	Chase Coml Mtg Secs Corp		667,926	664,414	–	–	–
4,932	LU UBS Coml Mtg Tr		4,967	4,932	–	–	–
203,475	LB UBS Comm Mtg Tr		206,400	204,963	–	–	–
675,000	LB UBS Commercial Mtg Tr		681,750	683,783	–	–	–
405,333	Prudential Secs Secd Fing Corp		419,203	412,718	–	–	–
239,758	Federal Home Ln Mtg Corp		244,853	242,318	–	–	–
191,699	Federal Home Ln Mtg Corp Multi		192,718	192,690	–	–	–
190,716	Federal Natl Mtg Assn		190,269	191,114	–	–	–
156,594	Federal Natl Mtg Assn GTD		157,083	156,417	–	–	–
144,811	Federal Natl Mtg Assn		145,512	144,866	–	–	–
257,901	Federal Natl Mtg Assn Remic		256,289	257,492	–	–	–
155,424	Federal Natl Mtg Assn		154,646	154,699	–	–	–
210,795	Federal Home Ln Mtg PC GTD		212,409	213,593	–	–	–
25,995	Federal Home Ln Mtg PC GTD		26,166	25,977	–	–	–
24,702	Federal Natl Mtg Assn Remic		25,783	24,725	–	–	–
480,502	Federal Home Ln Mtg Corp		485,307	485,870	–	–	–
342,787	Federal Home Ln Mtg Corp		343,644	343,053	–	–	–
109,088	Federal Home Ln Mtg Corp		106,667	108,342	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

483,671	Federal Home Ln Mtg Corp		$479,288	$483,143	$–	$–	$–
437,097	Federal Home Ln Mtg Corp		438,736	440,703	–	–	–
409,237	Federal Home Ln Mtg Corp		409,365	412,501	–	–	–
324,898	Federal Home Ln Mtg Corp		326,421	326,743	–	–	–
256,869	First Horizon Mtg Passthru Tr		259,036	257,077	–	–	–
462,334	Government National Mortgage		469,846	468,640	–	–	–
278,947	ABN Amro Mtg Corp		281,300	275,099	–	–	–
563,525	Banc Amer FDG Corp		563,349	564,169	–	–	–
570,000	Banc Amer Coml Mtg Inc		557,888	564,598	–	–	–
6,422	Banc Amer Mtg Secs Inc		6,433	6,397	–	–	–
500,000	Banc Amer Mtg Secs Inc		498,516	498,465	–	–	–
309,016	Banc Amer Mtg Secs Inc		310,947	304,924	–	–	–
102,463	CWALT Inc		102,015	101,747	–	–	–
203,699	CWALT Inc		204,717	200,139	–	–	–
173,669	CWALT Inc		175,460	171,597	–	–	–
272,028	CWALT Inc		266,503	268,046	–	–	–
591,530	Chase Mtg Fin Tr		588,110	590,669	–	–	–
66,115	GMACM Mtg Ln Tr		67,664	64,789	–	–	–
67,936	GMACM Home Equity Ln Tr		67,065	62,501	–	–	–
858,825	General Natl Mtg Assn		829,571	841,426	–	–	–
98,638	Merrill Lynch Mtg Invs Inc		97,529	97,716	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

481,113	Government Ntl Mtg Assn Gtd		$472,543	$481,694	$–	$–	$–
427,497	Nationslink Fdg Corp		432,975	427,735	–	–	–
461,781	Nationslink Fdg Corp		472,766	464,808	–	–	–
4,431,857	State Street Bank & Trust Co		4,431,857	4,431,857	–	–	–
64,295	Popular ABS Inc		63,060	64,090	–	–	–
373,958	Deutsche Mtg+ Asset Receving		377,580	373,198	–	–	–
137,125	Residential Accredit Lns Inc		138,646	135,472	–	–	–
506,442	Residential Accredit Lns Inc		511,071	482,048	–	–	–
227,948	Residential Accredit Lns Inc		229,265	216,180	–	–	–
400,000	Credit Suisse First Boston Mtg		394,125	395,753	–	–	–
165,947	Sequoia Mtg Tr		169,110	162,908	–	–	–
253,625	Structured Asset Secs Corp		254,180	254,931	–	–	–
334,378	Structured Asset Secs Corp		335,527	323,962	–	–	–
234,313	WAMU Mtg Pass Through CTFS		234,020	234,024	–	–	–
177,220	WAMU Mtg Pass Through CTFS		178,190	177,789	–	–	–
12,947	WAMU Mtg Pass Through CTFS		13,175	12,898	–	–	–
220,848	WAMU Mtg Pass Through CTFS		219,537	220,542	–	–	–
47,870	Wells Fargo Mtg Backed Secs		47,945	47,647	–	–	–
500,000	American Express Cr Corp		497,420	490,955	–	–	–
500,000	Genworth Global Fdg		495,195	497,190	–	–	–
500,000	Goldman Sachs Group Inc		493,750	490,290	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

500,000	HSBC Fin Corp		$496,410	$489,977	$–	$–	$–
500,000	HSBC Fin Corp		494,140	492,775	–	–	–
19,742	CWABS Inc		19,786	18,074	–	–	–
369,289	CWABS Inc		367,442	359,899	–	–	–
206,326	CWABS Inc		204,005	202,085	–	–	–
450,965	CWABS Inc		446,103	442,016	–	–	–
141,542	Credit Suisse First Boston Mtg		142,249	141,225	–	–	–
120,526	Fed Hm Ln Pc Pool M80739		124,104	121,330	–	–	–
135,411	Federal Home Ln Mtg Corp		136,215	135,809	–	–	–
269,453	Federal Home Ln Mtg Corp		272,274	270,739	–	–	–
331,262	Federal Home Ln Mtg Corp		331,935	334,240	–	–	–
285,757	Fed Hm Ln Pc Pool 847375		293,437	286,366	–	–	–
525,006	Fed Hm Ln Pc Pool 847751		523,694	525,779	–	–	–
416,374	Fed Hm Ln Pc Pool 847752		413,576	415,837	–	–	–
690,000	Morgan Stanley Cap I Inc		696,145	696,626	–	–	–
433,292	Morgan Stanley Mtge Ln Trust		430,942	430,861	–	–	–
500,000	ATT Inc		497,470	497,010	–	–	–
196,000	Tiers Principal Protected		195,776	196,980	–	–	–
339,000	SLM Corp Medium Term Nts		343,129	326,711	–	–	–
625,600	Federal Home Ln Mtg Corp		630,292	633,610	–	–	–
32,569	Fed Hm Ln Pc Pool 780369		32,925	32,789	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

297,496	Fed Hm Ln Pc Pool 420045		$301,029	$296,224	$–	$–	$–
72,356	Fed Hm Ln Pc Pool 780967		72,084	73,195	–	–	–
586,292	Fed Hm Ln Pc Pool 7781085		577,590	583,974	–	–	–
460,874	Banc Amer Coml Mtg Inc		462,819	461,722	–	–	–
257,803	Indymac Mbs Inc		260,200	257,024	–	–	–
147,961	Indymac Mbs Inc		148,308	145,500	–	–	–
688,786	JP Morgan Chase Coml Mtg		687,710	686,814	–	–	–
200,926	Mastr Asset Securitization Tr		199,733	200,547	–	–	–
179,769	Mastr Alternative Ln Tr		179,038	173,679	–	–	–
173,118	Fed Hm Ln Pc Pool 781140		171,170	172,445	–	–	–
241,582	Fed Hm Ln Pc Pool 781716		240,563	240,586	–	–	–
714,404	Commercial Mtg Asset Tr		729,139	726,622	–	–	–
664,771	First Un Natl Bank Chase		674,224	674,229	–	–	–
496,730	Credit Suisse First Boston Mtg		498,127	479,111	–	–	–
296,615	Credit Suisse First Boston Mtg		300,589	298,348	–	–	–
12,281	DLJ Coml Mtg Corp		12,448	12,256	–	–	–
317,054	DLJ Coml Mtg Corp		319,135	320,871	–	–	–
328,015	GMAC Coml Mtg Sec Inc		337,086	336,524	–	–	–
577,748	GMAC Coml Mtg Sec Inc		592,914	592,287	–	–	–
385,561	GS Mtg Secs Corp II		389,236	386,093	–	–	–
490,626	GS Mtg Secs Corp II		493,654	491,926	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

231,064	GS Mtg Secs Corp		$229,187	$225,381	$–	$–	$–
126,412	GSR Mtg Ln Tr		128,984	126,718	–	–	–
131,072	GSR Mtg Ln Tr		135,106	132,810	–	–	–
68,202	GS Mtg Secs Corp		67,861	66,561	–	–	–
500,000	GS Mtg Secs Corp		498,047	481,328	–	–	–
267,848	Federal Natl Mtg Assn		271,321	270,159	–	–	–
545,746	Federal Natl Mtg Assn		543,742	547,896	–	–	–
578,743	Federal Home Ln Mtg Corp		588,419	584,371	–	–	–
161,573	Federal Home Ln Mtg Corp		161,648	161,335	–	–	–
449,626	Federal Home Ln Mtg Corp		447,562	449,535	–	–	–
246,170	Federal Home Ln Mtg Corp		245,323	246,847	–	–	–
21,566	Federal Home Ln Mtg Corp Multi		21,789	21,447	–	–	–
24,206	Federal Home Ln Mtg Corp		24,380	24,144	–	–	–
36,858	Federal Home Ln Mtg Corp		37,019	36,700	–	–	–
227,019	CWMBS Inc		228,544	226,800	–	–	–
457,781	CWMBS Inc		455,528	456,272	–	–	–
440,388	CWMBS Inc		439,080	439,283	–	–	–
284,367	CWMBS Inc		280,057	283,202	–	–	–
500,000	Citigroup Ing		498,010	494,548	–	–	–
8,588	Federal Home Ln Mtg Corp		8,733	8,556	–	–	–
30,494	Federal Home Ln Mtg Corp		30,603	30,410	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

474,926	Federal Home Ln Mtg Corp		$474,630	$476,069	$–	$–	$–
424,582	Federal Home Ln Mtg Corp		412,507	421,819	–	–	–
214,195	Federal Home Ln Mtg Corp		212,789	212,883	–	–	–
215,324	Federal Home Ln Mtg Corp		211,489	213,644	–	–	–
84,624	Federal Home Ln Mtg Corp		85,510	84,173	–	–	–
161,370	Federal Home Ln Mtg Corp		160,362	160,498	–	–	–
59,490	Federal Home Ln Mtg Corp		60,884	59,320	–	–	–
390,388	Federal Home Ln Mtg Corp		380,873	387,193	–	–	–
500,000	Morgan Stanley Cap I Tr		509,453	501,727	–	–	–
307,965	Federal Home Ln Mtg Corp		302,527	306,550	–	–	–
485,040	Federal Home Ln Mtg Corp		476,249	482,096	–	–	–
550,624	Federal Home Ln Mtg Corp		543,053	547,729	–	–	–
331,340	Federal Home Ln Mtg Corp		331,444	332,271	–	–	–
218,486	Federal Home Ln Mtg Corp		218,418	219,721	–	–	–
346,735	Federal Home Ln Mtg Corp Mult		346,735	346,755	–	–	–
368,258	Federal Home Ln Mtg Corp		357,958	363,263	–	–	–
292,862	Federal Home Ln Mtg Corp		293,320	295,292	–	–	–
445,869	Federal Home Ln Mtg Corp		438,345	443,648	–	–	–
102,035	Federal Home Ln Mtg Corp		102,960	102,564	–	–	–
37,898	Federal Natl Mtg Assn Gtd		38,040	37,826	–	–	–
127,389	FNMA Pool 066181		128,185	126,777	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

167,302	FNMA Pool 142407		$171,275	$167,748	$–	$–	$–
169,270	FNMA Pool 198164		172,233	166,852	–	–	–
130,705	FNMA Pool 338457		130,276	132,379	–	–	–
132,439	FNMA Pool 594233		136,205	134,721	–	–	–
59,412	FNMA Pool 604921		61,101	60,056	–	–	–
114,947	FNMA Pool 609912		118,467	115,992	–	–	–
62,601	FNMA Pool 665084		64,655	63,604	–	–	–
133,590	Federal Natl Mtg Assn Gtd		136,262	134,580	–	–	–
275,059	Federal Natl Mtg Assn		275,489	274,921	–	–	–
587,700	Federal Natl Mtg Assn		588,342	587,719	–	–	–
94,986	Federal Natl Mtg Assn		94,451	94,409	–	–	–
132,980	Federal Natl Mtg Assn		132,689	132,541	–	–	–
432,354	Federal Natl Mtg Assn		429,111	428,275	–	–	–
211,110	Federal Natl Mtg Assn		210,582	209,990	–	–	–
618,060	Federal Natl Mtg Assn Remic		606,664	611,507	–	–	–
116,327	Federal Natl Mtg Assn		115,418	115,649	–	–	–
698,674	Federal Natl Mtg Assn		702,322	704,494	–	–	–
500,000	Federal Natl Mtg Assn Gtd		493,125	494,508	–	–	–
143,537	Federal Natl Mtg Assn Remic		146,049	144,322	–	–	–
109,915	Citicorp Mtg Secs Inc		111,358	106,468	–	–	–
372,285	Citicorp Mtg Secs Inc		369,144	369,658	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

24,713	Citigroup Mtg Ln Tr		$24,497	$24,628	$–	$–	$–
441,216	FNMA Remic Trust		438,114	439,435	–	–	–
651,229	FNMA Remic Trust		651,781	656,394	–	–	–
134,087	Federal Natl Mtg Assn Gtd		134,422	134,181	–	–	–
416,060	Federal Natl Mtg Assn		410,859	414,189	–	–	–
107,764	Federal Natl Mortgage Assoc		108,282	107,590	–	–	–
507,934	Federal Natl Mtg Assn		494,283	504,650	–	–	–
367,258	Federal Natl Mtg Assn Gtd Remi		364,906	366,970	–	–	–
256,034	Federal Natl Mtg Assn		247,473	253,811	–	–	–
218,164	Federal Natl Mtg Assn		216,801	217,002	–	–	–
311,485	Federal Natl Mtg Assn		310,512	313,341	–	–	–
261,312	Fed Ntl Mtg Assn Gtd Remic Pas		261,802	263,239	–	–	–
282,441	Federal Natl Mtg Assn		283,941	286,675	–	–	–
63,030	FNMA Pool 711466		63,976	64,398	–	–	–
51,755	FNMA Pool 723661		52,588	52,083	–	–	–
58,798	FNMA Pool 725054		60,544	59,534	–	–	–
113,940	FNMA Pool 725741		116,646	114,957	–	–	–
185,256	FNMA Pool 735785		186,009	187,579	–	–	–
829,900	FNMA Pool 745551		579,920	836,460	–	–	–
62,917	FNMA Pool 763194		65,021	64,159	–	–	–
260,512	FNMA Pool 776192		257,582	260,641	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

644,956	Salomon Bros Mtg Secs VII Inc		$668,033	$670,736	$–	$–	$–
768,888	FNMA Pool 802696		756,874	766,276	–	–	–
446,688	FNMA Pool 888243		451,155	452,284	–	–	–
396,492	FNMA Pool 888246		400,457	404,363	–	–	–
497,156	FNMA Pool 888934		507,410	501,030	–	–	–
207,686	Government Natl Mtg Assn Gtd		207,589	207,022	–	–	–
365,059	Government Natl Mtg Assn Gtd		366,657	366,944	–	–	–
5,989,194	General Natl Mtg Assn		583,400	591,976	–	–	–
176,931	General Natl Mtg Assn		172,507	173,922	–	–	–
106,558	Government Natl Mtg Assn Gtd		105,460	106,048	–	–	–
250,835	Gov Natl Mtg Assn		249,502	250,503	–	–	–
600,000	Brazos Higher Ed Auth Inc		600,000	600,000	–	–	–
700,000	Pennsylvania St High Ed Std Ln		700,000	700,000	–	–	–
1,500,000	IRS USD R V 03MLIBOR		1,500,000	1,500,000	–	–	–
(1,500,000)	IRS USD P F 5.00000		(1,542,562)	(1,542,562)	–	–	–
1,500,000	IRS USD R V 03MLIBOR		1,500,000	1,500,000	–	–	–
(1,500,000)	IRS USD P F 5.00000		(1,542,687)	(1,542,687)	–	–	–
2,900,000	IRS USD R V 03MLIBOR		2,900,000	2,900,000	–	–	–
(2,900,000)	IRS USD P F 5.00000		(2,990,875)	(2,990,875)	–	–	–
18,800,000	IRS USD R F 4.50000		18,987,087	18,987,087	–	–	–
(18,800,000)	IRS USD P V 03MLIBOR		(18,800,000)	(18,800,000)	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

10,300,000	IRS USD R F 4.50000		$10,390,153	$10,390,153	$–	$–	$–
(10,300,000)	IRS USD P V 03MLIBOR		(10,300,000)	(10,300,000)	–	–	–
4,600,000	IRS USD R F 4.50000		4,626,911	4,626,911	–	–	–
(4,600,000)	IRS USD P V 03MLIBOR		(4,600,000)	(4,600,000)	–	–	–
3,900,000	IRS USD R F 5.00000		4,006,834	4,006,834	–	–	–
(3,900,000)	IRS USD P V 03MLIBOR		(3,900,000)	(3,900,000)	–	–	–
275,000	USB Cap IX		275,314	248,878	–	–	–
10,000	Wachovia Bk Natl Assn Medium		9,971	9,963	–	–	–
150,000	Wells Fargo + Co New		147,546	148,677	–	–	–
490,000	Wells Fargo + Co New		489,069	489,114	–	–	–
180,000	Wells Fargo + Co		179,905	180,689	–	–	–
975,000	TIAA Global Mkts Inc		973,976	989,404	–	–	–
10,000	AOL Time Warner Inc		10,986	10,448	–	–	–
950,000	Anadarko Pete Corp		951,796	963,837	–	–	–
425,000	Cable & Wireless Optus Fin		420,580	466,045)	–	–	–
175,000	Chubb Corp		176,883	170,697	–	–	–
245,000	Comcast Cable Communications		266,611	257,354)	–	–	–
700,000	Daimlerchrysler Nth Amer Hldg		695,079	708,201	–	–	–
275,000	Daimler Chrysler North Amer Hl		276,045	274,944)	–	–	–
90,000	Federated Dept Stores Inc Del		97,294	91,338	–	–	–
275,000	Halliburton Co		281,353	281,713)	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

475,000	Jones Intercable Inc		$529,896	$478,739	$–	$–	$–
285,000	Kraft Foods Inc		284,148	292,118	–	–	–
15,000	SBC Communications Inc		15,990	15,567	–	–	–
205,000	TCI Communications Inc		263,310	237,923	–	–	–
50,000	Tele Communications Inc		57,732	54,900	–	–	–
65,000	Telefonica Europe Bv		77,381	69,569	–	–	–
145,000	Turner Broadcasting Sys Inc		133,400	161,750	–	–	–
325,000	Union Pac Corp		341,036	325,464	–	–	–
700,000	United Health Group Inc		698,880	707,828	–	–	–
30,000	Vodafone Group Pic		29,303	29,354	–	–	–
475,000	Wellpoint Inc		474,207	475,011	–	–	–
650,000	XTO Energy Inc		659,633	680,318	–	–	–
1,075,000	Pricoa Global Fdg I		1,072,861	1,114,872	–	–	–
(7,000,000)	BRS4SHLH4		–	–	–	–	–
5,000,000	FHLMC TBA Jan 15 Gold Single		4,959,961	5,003,906	–	–	–
5,000,000	FHLMC TBA Jan 30 Gold Single		4,789,063	4,876,563	–	–	–
3,100,000	FHLMC TBA Jan 30 Gold Single		3,055,922	3,092,492	–	–	–
1,000,000	FHLMC TBA Jan 30 Gold Single		1,007,684	1,014,531	–	–	–
7,900,000	FHLMC TBA Feb 30 Gold Single		7,958,633	8,008,316	–	–	–
7,823	Fed Hm Ln Pc Pool E75562		7,954	8,013	–	–	–
13,254	Fed Hm Ln Pc Pool E75957		13,475	13,556	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

5,814	Fed Hm Ln Pc Pool E75992		$5,911	$5,949	$–	$–	$–
21,239	Fed Hm Ln Pc Pool E76081		21,594	21,714	–	–	–
4,173	Fed Hm Ln Pc Pool E76089		4,242	4,266	–	–	–
2,314	Fed Hm Ln Pc Pool E84024		2,302	2,378	–	–	–
168,939	Fed Hm Ln Pc Pool E88189		175,433	173,717	–	–	–
173,859	Fed Hm Ln Pc Pool E89360		180,542	178,124	–	–	–
60,788	Fed Hm Ln Pc Pool E90215		63,124	62,279	–	–	–
203,993	Fed Hm Ln Pc Pool E90239		208,057	208,998	–	–	–
33,009	Fed Hm Ln Pc Pool E90563		34,277	33,818	–	–	–
175,615	Fed Hm Ln Pc Pool E92215		180,904	178,565	–	–	–
6,816	Fed Hm Ln Pc Pool E73202		6,662	6,938	–	–	–
117,951	Fed Hm Ln Pc Pool E73259		115,297	120,197	–	–	–
43,540	Fed Hm Ln Pc Pool E95510		44,697	44,217	–	–	–
39,860	Fed Hm Ln Pc Pool E98590		40,558	39,332	–	–	–
712,170	Fed Hm Ln Pc Pool 1B1580		726,497	708,014	–	–	–
135,464	Fed Hm Ln Pc Pool A63749		130,384	135,152	–	–	–
714,332	Fed Hm Ln Pc Pool A64254		687,544	712,686	–	–	–
134,245	Fed Hm Ln Pc Pool A64610		129,211	133,936	–	–	–
713,745	Fed Hm Ln Pc Pool A64874		686,980	712,100	–	–	–
1,261,412	Fed Hm Ln Pc Pool G08199		1,214,109	1,258,505	–	–	–
335,439	Fed Hm Ln Pc Pool G18047		331,141	329,949	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,304,841	Fed Hm Ln Pc Pool 1H1339		$1,316,360	$1,328,285	$–	$–	$–
33,413	Fed Hm Ln Pc Pool G01324		35,047	35,405	–	–	–
138,296	Fed Hm Ln Pc Pool G01391		145,006	144,622	–	–	–
175,037	Fed Hm Ln Pc Pool G01564		180,883	178,230	–	–	–
215,022	Fed Hm Ln Pc Pool G11720		211,931	211,704	–	–	–
402,492	Fed Hm Ln Pc Pool G11742		405,448	403,923	–	–	–
95,012	Fed Hm Ln Pc Pool C66817		100,059	99,358	–	–	–
54,926	Fed Hm Ln Pc Pool C67714		57,590	57,438	–	–	–
250,872	Fed Hm Ln Pc Pool C00665		255,184	255,841	–	–	–
215,069	Fed Hm Ln Pc Pool C00680		218,765	219,328	–	–	–
493,945	Fed Hm Ln Pc Pool C01598		483,758	482,677	–	–	–
60,902	Fed Hm Ln Pc Pool E01157		62,406	62,396	–	–	–
149,978	Fed Hm Ln Pc Pool E01606		145,561	147,898	–	–	–
139,809	Fed Hm Ln Pc Pool E01641		138,193	137,783	–	–	–
460,109	Fed Hm Ln Pc Pool B13801		446,557	453,441	–	–	–
278,714	Fed Hm Ln Pc Pool B13870		270,505	274,849	–	–	–
323,996	Fed Hm Ln Pc Pool B15067		314,453	319,300	–	–	–
245,732	Fed Hm Ln Pc Pool B17445		242,679	241,940	–	–	–
81,599	Fed Hm Ln Pc Pool B17949		80,502	80,263	–	–	–
1,075,393	Federal Home Ln Mtg Corp		1,052,877	1,072,372	–	–	–
1,350,000	FHLMC		1,322,947	1,326,114	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

3,352,234	Federal Home Ln Mtg Corp		$3,324,211	$3,388,420	$–	$–	$–
1,000,000	FNMA TBA Jan 15 Single Fam		977,031	983,984	–	–	–
1,100,000	FNMA TBA Jan 30 Single Fam		1,048,094	1,042,508	–	–	–
(2,900,000)	FNMA TBA Jan 15 Single Fam		(2,884,719)	(2,901,813)	–	–	–
(5,000,000)	FNMA TBA Jan 30 Single Fam		(4,808,984)	(4,877,735)	–	–	–
5,000,000	FNMA TBA Jan 30 Single Fam		4,812,109	4,877,735	–	–	–
(5,000,000)	FNMA TBA Feb 30 Single Fam		(4,809,375)	(4,875,196)	–	–	–
(100,000)	FNMA TBA Jan 15 Single Fam		(101,078)	(101,266)	–	–	–
(16,100,000)	FNMA TBA Jan 30 Single Fam		(15,984,500)	(16,074,844)	–	–	–
3,700,000	FNMA TBA Jan 30 Single Fam		3,673,695	3,694,219	–	–	–
(14,600,000)	FNMA TBA Feb 30 Single Fam		(14,438,539)	(14,568,633)	–	–	–
(9,700,000)	FNMA TBA Jan 30 Single Fam		(9,844,801)	(9,850,047)	–	–	–
10,900,000	FNMA TBA Jan 30 Single Fam		11,164,500	11,201,453	–	–	–
1,570,103	Federal Natl Mtg Assn		402,461	380,259	–	–	–
756,365	Federal Natl Mtg Assn		185,900	187,200	–	–	–
26,509	FNMA Pool 124676		26,339	27,020	–	–	–
44,194	FNMA Pool 252342		41,218	45,767	–	–	–
107,384	FNMA Pool 254371		110,052	109,297	–	–	–
454,464	FNMA Pool 254402		470,281	462,559	–	–	–
3,912,212	FNMA Pool 254548		3,886,538	3,913,893	–	–	–
459,947	FNMA Pool 254836		450,461	451,536	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

202,054	FNMA Pool 255225		$203,822	$202,014	$–	$–	$–
160,659	FNMA Pool 256394		163,596	165,172	–	–	–
985,131	FNMA Pool 256890		975,588	992,020	–	–	–
1,683,871	FNMA Pool 256936		1,665,686	1,695,645	–	–	–
2,032	FNMA Pool 294334		2,010	2,044	–	–	–
4,476	FNMA Pool 300809		4,429	4,560	–	–	–
56,069	FNMA Pool 303906		55,473	57,116	–	–	–
10,713	FNMA Pool 323331		10,929	10,708	–	–	–
3,327	FNMA Pool 325041		3,291	3,389	–	–	–
1,997	FNMA Pool 327130		1,975	2,030	–	–	–
321,394	FNMA Pool 357327		321,947	323,591	–	–	–
33,087	FNMA Pool 449769		31,949	33,773	–	–	–
65,019	FNMA Pool 480538		62,317	66,169	–	–	–
8,013	FNMA Pool 516232		8,204	8,091	–	–	–
571	FNMA Pool 518113		586	602	–	–	–
39,518	FNMA Pool 535685		42,074	40,892	–	–	–
1,804	FNMA Pool 540042		1,780	1,941	–	–	–
41,406	FNMA Pool 545556		43,583	43,324	–	–	–
40,509	FNMA Pool 545762		42,466	41,874	–	–	–
232,782	FNMA Pool 545899		239,293	236,928	–	–	–
1,791	FNMA Pool 547432		1,767	1,933	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

25,772	FNMA Pool 555010		$27,439	$26,562	$–	$–	$–
2,544,118	FNMA Pool 555531		2,525,434	2,545,211	–	–	–
1,142,506	FNMA Pool 555745		1,111,979	1,128,224	–	–	–
315,526	FNMA Pool 555880		321,664	315,662	–	–	–
214,654	FNMA Pool 619195		228,539	222,556	–	–	–
209,406	FNMA Pool 625178		215,262	213,907	–	–	–
60,527	FNMA Pool 633410		60,433	62,568	–	–	–
120,310	FNMA Pool 637870		128,092	123,999	–	–	–
18,292	FNMA Pool 641781		18,255	18,618	–	–	–
2,542	FNMA Pool 643858		2,542	2,628	–	–	–
42,672	FNMA Pool 657776		45,339	43,980	–	–	–
200,018	FNMA Pool 673488		205,612	203,581	–	–	–
241,719	Federal Natl Mtg Assn		220,568	229,473	–	–	–
497,894	Federal Natl Mtg Assn		498,477	496,480	–	–	–
745,113	Federal Natl Mtg Assn		769,097	758,014	–	–	–
62,109	FNMA Pool 684248		63,846	63,216	–	–	–
42,044	FNMA Pool 685106		43,220	42,662	–	–	–
262,044	FNMA Pool 695861		269,373	266,384	–	–	–
1,027,008	FNMA Pool 725162		1,048,631	1,046,063	–	–	–
1,976,864	FNMA Pool 725206		1,984,896	1,977,096	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

788,277	FNMA Pool 725519		$786,122	$801,333	$–	$–	$–
1,633,366	FNMA Pool 725709		1,502,952	1,574,284	–	–	–
1,310,188	FNMA Pool 725946		1,294,220	1,309,932	–	–	–
302,943	FNMA Pool 731523		301,050	304,351	–	–	–
399,615	FNMA Pool 735611		409,387	406,733	–	–	–
2,304,138	FNMA Pool 735649		2,310,709	2,348,331	–	–	–
3,131,387	FNMA Pool 735989		3,131,387	3,132,733	–	–	–
1,162,162	FNMA Pool 737493		1,120,397	1,154,189	–	–	–
1,558,460	FNMA Pool 745140		1,507,080	1,521,325	–	–	–
791,594	FNMA Pool 745193		789,430	804,705	–	–	–
11,315,237	FNMA Pool 745275		10,922,739	11,043,847	–	–	–
2,416,796	FNMA Pool 745412		2,378,561	2,416,324	–	–	–
1,410,932	FNMA Pool 745734		1,364,250	1,417,490	–	–	–
865,887	FNMA Pool 745813		849,923	869,912	–	–	–
530,121	FNMA Pool 745932		539,315	545,009	–	–	–
544,660	FNMA Pool 746280		529,777	537,852	–	–	–
670,837	FNMA Pool 748088		642,327	664,701	–	–	–
26,288	FNMA Pool 751726		27,203	26,723	–	–	–
22,533	FNMA Pool 754198		23,318	22,907	–	–	–
151,765	FNMA Pool 766088		149,299	151,736	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

169,410	FNMA Pool 779270		$166,525	$169,377	$–	$–	$–
528,091	FNMA Pool 806549		522,728	529,386	–	–	–
232,151	FNMA Pool 828346		225,295	226,619	–	–	–
859,789	FNMA Pool 831735		873,694	883,937	–	–	–
722,776	FNMA Pool 893628		735,989	743,075	–	–	–
62,574	FNMA Pool 898197		63,659	64,331	–	–	–
2,953,260	FNMA Pool 899830		2,956,952	2,999,751	–	–	–
81,004	FNMA Pool 903007		81,586	82,279	–	–	–
82,295	FNMA Pool 937028		82,886	83,590	–	–	–
829,534	FNMA Pool 938038		835,496	842,592	–	–	–
808,140	FNMA Pool 938939		800,627	820,862	–	–	–
672,219	FNMA Pool 940996		677,050	682,801	–	–	–
2,938,718	FNMA Pool 948313		2,891,882	2,984,980	–	–	–
(100,000)	GNMA II TBA Jan 30 Single Fam		(100,500)	(100,719)	–	–	–
10,200,000	GNMA II TBA Jan 30 Jumbos		10,339,688	10,402,407	–	–	–
6,832	GNMA Pool 599756		7,232	7,146	–	–	–
181,896	GNMA Pool 604791		184,752	183,352	–	–	–
70,520	GNMA Pool 569326		72,966	73,053	–	–	–
3,159	GNMA Pool 445964		3,264	3,272	–	–	–
10,955	GNMA Pool 552620		11,595	11,460	–	–	–
6,812	GNMA Pool 781328		7,211	7,143	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,476	GNMA Pool 781548		$1,556	$1,546	$–	$–	$–
94,643	GNMA Pool 781584		100,065	99,242	–	–	–
152,571	GS Mtg Secs Corp		152,571	153,137	–	–	–
290,000	Sales Tax Asset Receivable		290,000	287,851	–	–	–
455,000	Wisconsin St Gen Rev		453,444	456,015	–	–	–
13,400,000	BRS4BM6F2		–	972,840	–	–	–
(13,400,000)	BRS4BM6F2		–	–	–	–	–
7,000,000	BRS4SHLH4		–	462,700	–	–	–
(4,000,000)	BRS5TC3C2		–	(45,600)	–	–	–
8,600,000	BRS5TRDU8		–	21,500	–	–	–
(8,600,000)	BRS5TRDU8		–	–	–	–	–
3,000,000	BRS5TRHL4		–	8,400	–	–	–
(3,000,000)	BRS5TRHL4		–	–	–	–	–
4,000,000	BRS5TC3C2		–	–	–	–	–
(2,100,000)	BRS58MFL0		–	(106,890)	–	–	–
2,100,000	BRS58MFL0		–	–	–	–	–
6,700,000	BRS5URE35		–	26,800	–	–	–
(6,700,000)	BRS5URE35		–	–	–	–	–
5,700,000	BRS5ADUS5		–	163,590	–	–	–
(5,700,000)	BRS5ADUS5		–	–	–	–	–
464,117	United States Treas Bds		480,796	490,977	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contracts at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

500,000	United States Treas Bds		$549,403	$544,219	$–	$–	$–
–	United States Treas Nts		10	–	–	–	–
250,000	United States Treas Nts		251,896	254,805	–	–	–
385,000	Canadian Natl Ry Co		382,840	383,580	–	–	–
160,000	Canadian Nat Res Ltd		159,560	157,943	–	–	–
35,000	Encana Hldgs Fin Corp		36,491	35,432	–	–	–
325,000	Barclays Bk Plc		374,439	336,466	–	–	–
425,000	Barclays Bk Plc		425,000	441,639	–	–	–
450,000	EDP Fin B V Amsterdam		449,006	463,823	–	–	–
305,000	HBOS Plc Medium Term Sr Nts		306,348	305,183	–	–	–
1,375,000	Royal Bk Scotland Group PLC		1,437,989	1,413,624	–	–	–
240,000	Telecom Italia Cap		243,914	236,684	–	–	–
250,000	Telecom Italia Cap		223,978	242,749	–	–	–
500,000	Telefonica Emisiones S A U		500,000	521,440	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

	Cash on deposit with bankers		$–	$220,875	$–	$–	$–
	Dividends receivable		–	7,874	–	–	–
	Accrued interest receivable		–	4,217,420	–	–	–
	Other receivables		–	97,664	–	–	–
	Receivable for investment securities sold		–	71,847,834	–	–	–
	Payable for investment securities purchased		–	(81,704,953)	–	–	–
	Other payables		–	(247,894)	–	–	–
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		605,161,699	600,399,800	480,320	(5,745,639)	595,134,481

COMMON STOCK

44,029,015	*Target Corporation		1,352,735,053	2,201,450,750	–	–	–

PARTICIPANT LOANS

81,000,393	Participant loans, interest rates ranging from 8.50% to 9.25%		81,000,393	81,000,393	–	–	–
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR		$3,555,031,127	$4,707,724,309	$480,320	$(5,745,639)	$595,134,481

*Indicates a party in interest to the Plan.

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

					Current Value
		Purchase	Selling	Cost of	of Asset on
Identity of Party Involved	Description of Asset	Price	Price	Asset	Transaction Date	Net Gain

Category (iii) – Series of transactions in excess of 5% of plan assets

Wells Fargo Bank	Stable Value Fund	$676,812,870	$–	$676,812,870	$676,812,870	$–
Wells Fargo Bank	Stable Value Fund	–	692,572,240	683,704,665	692,572,240	8,867,575

Target Corporation*	Common Stock	1,243,218,022	–	1,243,218,022	1,243,218,022	–
Target Corporation*	Common Stock	–	1,577,828,561	1,138,644,154	1,577,828,561	439,184,407

State Street	Emerging Markets	204,517,139	–	204,517,139	204,517,139	–
State Street	Emerging Markets	–	155,229,538	123,280,936	155,229,538	31,948,602

There were no category (i), (ii), or (iv) transactions for the year ended December 31, 2007.

*Includes both nonparticipant- and participant-directed transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 16, 2008
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator